10/31.

03037044

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Beru A.G.

*CURRENT ADDRESS: Mörikestrasse 155
D-71636 Ludwigsburg
Germany

**FORMER NAME: PROCESSED

**NEW ADDRESS: NOV 06 2003
THOMSON FINANCIAL

FILE NO. 82- 34750 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: [signature]

DAT : 10/31/03

BERU

Annual Report 2002/03


>300
BERU GERMANY

BERU stock price compared to CDAX

since IPO until May 2003


325
300
275
250
225
200
175
150
125
100
75
50
Oct. 1997
1st HY '98
2nd HY '98
1st HY '99
2nd HY '99
1st HY '00
2nd HY '00
1st HY '01
2nd HY '01
1st HY '02
2nd HY '02
May 2003
BERU share indexed (20 October 1997 = 100)
CDAX indexed (20 October 1997 = 100)

Sales by region

2002/03 in percent[1]


8.9 (10.4)
North America
9.4 (9.6)
Asia
1.1 (1.4)
Rest of World
41.6 (38.5)
Germany
39.0 (40.1)
Rest of Europe

Sales revenues

in EUR million


350
300
250
200
150
100
50
248.0
276.5
303.1
303.1
99/00
00/01
01/02
02/03

Sales by area

2002/03 in percent[1]


7.6 (7.9)
General industrial area
61.8 (61.5)
Original equipment
30.6 (30.6)
Aftermarket

Sales by business area

2002/03 in percent[1]


19.8 (17.2)
Electronics and Sensor Technology
51.0 (52.3)
Diesel cold-start Technology
29.2 (30.5)
Ignition Technology

[1] Last year's figures in parentheses

Content

Dear shareholders, business partners and friends of the company,

BERU AG is pleased to be able to present a positive financial statement again for the 2002/03 business year. In a difficult economic and sales environment, the company's clearly formulated strategy and business policy proved successful, pointing the way for the future. In spite of the difficult conditions, the company succeeded in maintaining or even expanding its market position in almost all product fields.

The company once again attained the previous year's record sales figure of over EUR 303 million, although BERU's crucial automotive markets shrank further within the same period. The net income of EUR 39.2 million was not far below the previous year's record result, which was affected positively by high capital gains on sales of shares. However, the key operating figure, i.e. EBIT (earnings before interest and taxes), was above the previous year's figure, demonstrating BERU AG's profitability once again. With a pre-tax margin of 19 % – as a percentage of consolidated sales – your company has one of the highest net yields amongst all CDAX companies.

The Executive Board and Supervisory Board will propose a dividend of EUR 1.10 per share at the Annual General Meeting on 16 September 2003. By increasing the distribution rate to 28 %, this equals the previous year's dividends.

In the Diesel cold-start Technology core business field for sales OEM passenger car applications, increased almost in line with the worldwide sales of diesel passenger cars. Electronics and Sensor Technology, the youngest business unit, developed above average and promises good prospects for the future. Our newest product areas, diesel instant-start systems and PTC heaters, also developed very encouragingly. New orders were received for these systems, and the existing market potential provides good perspectives.

The outlook for the automotive and supplier industry for the 2003/04 business year remains cautious. With the exception of Asia, the figures for planned vehicle production are down worldwide.

That may mean that BERU AG, with its clear focus on the company's profitability, will need to alter its operational positioning, or adapt its product portfolio and production concept. BERU will proceed with its considerable initiated and planned investments and R&D expenses, as this is essential for the company's success in future. Its unchanged, high liquidity allows the company to consistently pursue the path it has chosen with the "formula BERU = diesel + electronics".



Marco v. Maltzan



Ulrich Ruetz



Bernhard Herzig



Dr Rainer Podeswa

In the new 2003/04 business year, the company's management team expects an increase in sales due to a number of new ramp-ups, assuming the market does not experience huge slumps. Complementary purchases at sensible prices in forward-looking product areas are still high on the management's agenda.

The Executive Board would like to thank all shareholders who have placed their trust in the BERU share and stood by the company. The Board is well aware that our company's success in such a difficult economic environment was once again only possible thanks to the commitment of all its employees in 2002/03. We would like to express our deepest gratitude to our staff in recognition of their efforts.

We hope to retain our clients' and shareholders' interest and support in 2003/04 to ensure our joint success. The successful strategic positioning combined with our inventiveness, the company's solid substance, profitability, and our staff's personal commitment represent the pillars on which the company's future success rests.

BERU Aktiengesellschaft
The Executive Board

Marco Freiherr von Maltzan
(Chairman of the Executive Board since 1 April 2003)

Ulrich Ruetz
(Chairman of the Executive Board until 31 March 2003)

Bernhard Herzig

Dr Rainer Podeswa

BERU on the stock market: MDAX listing upheld

When it came to the BERU share price, the reporting year saw ups and downs. Right at the start of the business year, the share price reached an all-time high of EUR 62.50. However, the share price then fell to EUR 35 in September due to weak stock markets the world over, but also in the wake of the decision to turn down a major order for tire pressure monitoring systems on the grounds of prices and potential returns.

Following reports of corporate sales and earnings stability despite the difficult environment within the branch, and increasing efforts to inform international investors of new products' future potential, the share price recovered by the end of the business year, when it stood at EUR 42. In total, the price recorded a 24 % decrease over the course of the year. However, this meant that BERU did significantly better than the major world indices and most other listed companies in the branch. The Dow Jones Euro Stoxx dropped by almost 43% in the same period; the DAX lost no less than 53 %. All in all, the BERU share proved itself to be a valuable and relatively stable quantity. BERU profited from the renaissance experienced by its value and balance sheet quality, and the fact that many investors have come to appreciate fundamental key indicators and standards of valuation once more.

Shareholders who have remained loyal to the company since its IPO in October 1997 experienced an increase in share value amounting to approx. 120 % plus dividend payments at the end of the business year.

With an average of 10,200 (14,500) units, the traded volumes were lower than in the previous year.

The BERU management team continues to prioritise a steady rise in Group sales and above all profits, and thus generate a sustained increase in the value of the company. Good corporate governance and proactive investor relations work, especially on the major international capital markets, form the basis for creating an increase in value for BERU shareholders via the potential offered by new product launches this year and in the years to come.

Trading in the BERU share

ISIN	DE0005072102
Nominal capital	EUR 26.000.000
Divided into	10 million single shares
Stock markets	Frankfurt, Stuttgart, Düsseldorf, Munich, Berlin, Hamburg, Bremen
Marktet segment	Prime Standard
Free Float	42.4 %

Statistics of the BERU share

	1999/00	2000/01	2001/02	2002/03
DVFA/SG earnings per share (in EUR)	2.95	3.25	3.51	3.37
Equity per share (in EUR)	15.7	18.3	21.7	24.3
High, business year (in EUR)	35.00	45.50	62.00	62.50
Low, business year (in EUR)	17.80	31.50	35.50	35.42
Price at end of business year (in EUR)	33.90	41.50	57.00	42.00
PER (price/earnings ratio)[1]	11.5	12.8	16.2	12.5
Number of quoted shares (in thou. units)	10,000	10,000	10,000	10,000
Average traded volume per day on the German stock markets (in units)	15,356	8,830	14,538	10,198
Market capitalisation (in EUR million)	339.0	415.0	570.0	420.0

[1] Basis as at the end of the fiscal year

BERU receives Investor Relations Prize and Shareholder Value Award

In cooperation with the German Association for Financial Analysis and Asset Management (DVFA), the financial magazine Capital identified the most shareholder-friendly companies and evaluated the quality of their corporate communications. BERU was delighted to receive the silver Investor Relations Prize as a newcomer in the MDAX category.

Focus Money nominated BERU company of the year for its proven strong profits and high-quality reporting, acknowledging our employees' contribution towards the company's success. In the words of the magazine, the award proves that BERU maintains the right corporate culture.

For BERU shareholders, the increase in company value within the Group is just as important as good communications. In Gothenburg, BERU received the European Shareholder Value Award presented by Automotive News Europe and PriceWaterhouseCoopers for the highest shareholder return of the last three years. In this period, the company achieved an increase in value of 180 %. First Technology, Great Britain, which was awarded second place, achieved a 30 % rise in value.

BERU on the new MDAX

In September 2001, BERU AG was promoted from the SDAX to the "second league" of the stock market, the MDAX. Since then, the company has experienced a noticeable increase in awareness of the company and the brand. Proactive press work succeeded in more than doubling press coverage of the company and its products in the calendar year.

It was therefore particularly important to achieve the target of being included in the MDAX once it was reduced in size at the beginning of 2003 following reorganisation of the German stock market and indices. The number of companies listed on the MDAX was cut from 70 to 50. Only relatively large companies were included, with the goal of increasing attractiveness for institutional investors. Based on the criteria of market capitalisation of the free float and the traded volumes, BERU AG is amongst the 50 largest German mid caps. By fulfilling the listing requirements of the quality stock market segment Prime Standard, which is based on the high international standards of transparency and information, BERU's management team once again proved that it lays great importance on promptly providing all investor groups with comprehensive information.

BERU stock price compared to CDAX in the 2002/03 business year


130
120
110
100
90
80
70
60
50
40
April 2002
May 2002
June 2002
July 2002
Aug. 2002
Sep. 2002
Oct. 2002
Nov. 2002
Dec. 2002
Jan. 2003
Feb. 2003
March 2003
April 2003
May 2003

☐ BERU share indexed (1 April 2002 = 100)
☐ CDAX indexed (1 April 2002 = 100)

Annual General Meeting resolves to buy back shares

The regular Annual General Meeting on 18 September 2002 was attended by over 700 shareholders and guests, meaning over 75 % of the capital stock was represented at the event. With such high participation, the Group once again demonstrated its commitment to shareholder democracy, and achieved a top figure amongst listed German companies.

Amongst other things, it was decided at the meeting to increase dividends by 20 % from EUR 0.92 to EUR 1.10.

With more than 99.9 % of votes, the shareholders also approved the suggestion to buy back own shares. The company was thereby authorised to purchase up to 10 % of the outstanding shares. At the end of the business year, BERU had acquired 41,481 own shares as part of the buy-back scheme.

BERU stock price performance

since the IPO until May 2003


in EUR
in thou.
75
70
65
60
55
50
45
40
35
30
25
20
15
260
240
220
200
180
160
140
120
100
80
60
40
20
Oct. 1997
1st HY '98
2nd HY '98
1st HY '99
2nd HY '99
1st HY '00
2nd HY '00
1st HY '01
2nd HY '01
1st HY '02
2nd HY '02
May 2003
☐ traded volume
— closing price BERU share


BULL MARKET
BEAR MARKET

Service for clients and shareholders

BERU has received extremely positive feedback for the complete reworking and expansion of its current website. The corporate communications tool was primarily improved in terms of its look, user-friendliness and feedback options. The Internet has proved its worth as a medium for communicating new products and technical information as well as offering a service for institutional and private investors.

Important news is posted on the company's Web pages at the same time as being published, to make it accessible for all interested parties. The shareholder forum offering direct contact with the company proved particularly popular. Anyone interested in receiving more information – be they clients or shareholders – can register here and then receive current press releases, quarterly reports and company information as requested. Since March 2003, BERU has been using a specially developed CRM software module here as part of a pilot project. The medium-sized company BERU sets great store by personal communications. The BERU telephone hotline is available to requests. Numerous company visits, trade fair appearances and participation in conferences ensure that a direct link to the company is maintained.

In times of difficult capital markets and negative sector trends, management successfully prioritised intense personal contact with institutional investors. The company presented the prospects offered by its "formula BERU" niche strategy on an investor tour throughout Germany, 7 international capital market conferences and 10 roadshows held in European locations ranging from Helsinki, Edinburgh and Paris to Geneva. The company has stepped up efforts with North American investors. BERU conducted three roadshows nationwide in USA and Canada. Organised company visits to the plants in Ludwigsburg and Bretten and One-on-Ones with management at the Ludwigsburg headquarters proved extremely popular, with more than 50 analysts and fund managers making the most of this opportunity.

Shareholder structure of BERU AG

in percent


26.7
Institutional foreign
34.6
The Carlyle Group
23.0
Former proprietor family shareholders
0.1
Private foreign
11.7
Private domestic
3.9
Institutional domestic

Survey as at 31 March 2003

Anglo-Saxon institutions most important investor group

According to the analysis of shareholder structure and sociological distribution completed on 31 March 2003, international institutional investors continue to represent the most important investor group. Over 61 % of BERU shares are held by international pension funds, insurance companies, banks, asset managers and private equity funds, 34.6 % of which were owned by The Carlyle Group as at September 2002. Members of the former proprietor families hold 23.0 % of the shares in BERU AG. The free float totalled 42.4 %. For the first time in years, the proportion of private investors rose, who hold 11.7 % (10.7 %) of the BERU shares in their securities accounts and thus own more than a quarter of the BERU free float. Domestic and international institutional investors continue to represent the most important source of capital, accounting for 72.2 % of the free float. While Anglo-Saxon investors from the USA and Great Britain as well as North European investors ranked amongst the buyers, the capital invested by major domestic investors decreased. With a share of 9.2 %, they own less than a 10 % share of the free float.

Communications quality remains a trade mark

The BERU management team has set itself the task of continually subjecting internal rules and workflows to critical scrutiny as part of ensuring good, responsible corporate governance. In the interests of treating all shareholders and stakeholders equally, the high standard of information provided is to be maintained and further improved; current company data is made available to all investor groups and interested parties simultaneously. Trust in the management team has become a trade mark of BERU, which together with the BERU brand forms a workable basis for clients, shareholders and employees to stimulate further positive corporate development in the future.

Our goal is to increase awareness of the company and brand via proactive communications, particularly on an international scale, which will prove profitable in terms of sales, and to step up communications of the company's value and potential to investors and the public.


BERU

35
million

BERU manufactures more than 35 million glow plugs every year. In 2002, the share of new registrations in diesel passenger cars in Western Europe was already above 40 %. With a global market share of over 40 %, BERU counts the vast majority of automobile manufacturers around the world among its regular clients.



BERU and the market: growth despite weak market

Expected upturn failed to materialise

For BERU AG, the past business year was in part marked by the world economy's failure to recover and the resulting weak growth of the automotive industry.

With an increase in the gross domestic product of 2.0 % in real terms last year, the world economy's growth remained well below its potential. Geopolitical tensions in the Middle East, fears of a war in Iraq and possible terrorist attacks curbed economic dynamism. This economic deceleration in the course of the year was particularly due to a loss of confidence amongst consumers and investors, further losses on the stock markets and the strong rise in oil prices.

Although the USA stimulated the world economy to some extent, the effect was insufficient to compensate for the weakness of the euro zone, South America and Japan. An expansionary monetary and fiscal policy plus special factors such as favourable financing conditions offered by car manufacturers managed to stimulate private US consumption, but were unable to lead the world economy onto a higher growth path. GDP growth in the USA came to an annual average of 2.5 % in real terms.

The gross domestic product in Europe rose by just 1.2 % in 2002 and developed with a lack of momentum. In autumn 2002, the European economy noticeably lost yet more drive in the wake of weak consumption and a downturn in investments. Growth in the Asian emerging countries, however, was above average and sustained itself, positively stimulating the world economy. China's economic performance alone was 8 % above the previous year in real terms.

In Germany, the economy continued on its clear downward trend. The German economy stagnated in 2002 with a GDP growth rate of just 0.2 % in real terms, leaving Germany bringing up the rear economically within the euro zone. All in all, in the absence of stimulating domestic demand, the weak economic conditions of last autumn continued into the first quarter of 2003. An upturn in the overall economy is only expected once the greatest pillar of the German economy, private consumption, recovers.

Automotive industry on the whole stable

The worldwide automotive industry displayed little growth in 2002 due to the recessionary trends in the USA and Western Europe. New registrations worldwide increased slightly, by 0.5 % (-0.8 %). However, a glance at the various economic areas reveals a mixed picture. In the USA, sales of light trucks increased in 2002 to a record level of over 8.7 million, but sales of passenger cars were down by almost 4 % compared to the previous year, at 8.1 million vehicles. All in all, 2 % fewer light vehicles (passenger cars and light trucks) were purchased than in the previous year.

Sales of medium and heavy trucks suffered another drop in the USA, with an 8% decrease to 322,300 vehicles. In the first quarter of 2003 there was another 4.4% downturn in sales of light vehicles, despite extensive buying incentives, meaning that no long-term upswing is to be expected at this moment in time for 2003.

Positive impetus from the emerging markets

The Asian emerging countries, especially China, are developing into a future market. With double-figure growth rates in some cases for vehicle sales and production, the Asian emerging countries propped up the international automotive industry in 2002. Notable growth was generated by the Chinese market, where over 1 million new passenger cars were registered for the first time. China is considered one of the central growth markets for the international automotive industry. BERU, too, sees the Asian emerging countries as having great potential for growth in the future, and will observe the market carefully and seize any opportunities that present themselves.

Dampener for Western Europe

The most important submarket for BERU, Western Europe, experienced a downturn in both the passenger car and commercial vehicle sector last year. For the first time since 1996, vehicle production decreased too, with 1% fewer passenger cars rolling off the production lines last year than in the previous year. New registrations of passenger cars were down by no less than 14.4 (14.8) million vehicles, representing 3%. Only the British market bucked the Western European trend, with new registrations up by 4%. With a record 2.6 million newly registered passenger cars, Great Britain consolidated its position as the second largest automotive market in Europe, ahead of Italy and France.

Despite the negative market development in other European countries and the weak overall economic situation, in 2002 BERU achieved relatively stable sales here amounting to EUR 118.2 (121.4) million.

The lack of improvement in the economic situation on BERU AG's domestic market, Germany, with recessionary overall domestic demand, affected passenger car sales. New registrations of passenger cars decreased by 3% to approx. 3.25 million vehicles, taking the downward trend into its third consecutive year. Production of passenger cars last year failed to exceed the level of 2001, with a total of 5.1 (5.3) million vehicles, meaning that production still stayed above the 5 million mark despite the 3.4% drop. The German export share developed positively with almost 71%, passing the 70% mark in 2002 for the first time, compared with just 47% in 1991.

For the first time in years, BERU increased its domestic sales due to the German manufacturer's strong position in the field of diesel and OEM electronics. The Group achieved sales in Germany totalling EUR 126.0 (116.7) million, representing an 8.0% increase. All in all, despite exceptionally difficult market conditions, BERU's niche strategy not only succeeded in maintaining consolidated sales of EUR 303.1 (303.1) million, but even enabled the company to exceed this figure slightly by EUR 0.05 million.

Development of diesel's share of new vehicle registrations

in percent


65
55
45
35
25
15
49.0
56.2
63.2
14.1
17.8
23.5
55.9
62.2
64.3
France
Great Britain
Benelux countries
□ 2000 ■ 2001 □ 2002

Diesel share of new car registrations in Germany

in percent


40
35
30
25
20
15
10
5
22.4
30.4
34.6
38.0
1999
2000
2001
2002

Diesel share on the rise

The diesel boom in Western Europe continued unabated in 2002. In the first quarter of 2003, the share of diesels amongst newly registered passenger cars rose significantly to over 40 %. The rapid growth in diesel popularity in almost all Western European countries has been spurred on by highly efficient direct-injection diesel engines, whose consumption is 30–35 % lower than petrol engines, and the fuel price which is an average of 15 % lower than petrol. At 75.2 %, the diesel share in Austria well exceeded the 70 % mark in the first quarter of 2003, meaning three quarters of all those who purchased a new car chose a diesel. BERU's domestic market, Germany, also developed positively, topping the 40 % level in January 2003, but it still has a long way to go, representing great potential for growth. Market research institutes such as AID currently expect the diesel share in Western Europe to exceed 55 % by 2008.

BERU also managed to maintain stability in the Diesel cold-start Technology business unit. Consolidated sales in the passenger car business with OEM glow plugs and control units were up by approx. 4 % compared with the previous year, and thus only slightly below the growth rates in the worldwide production of passenger cars diesel engines of just over 5 %. BERU again generated over half of consolidated sales in the field of Diesel cold-start Technology.

Diesel revolution in the USA possible

By contrast, in the USA, the diesel share is currently under 2 %, but there are a number of factors which should indicate an upturn in diesel sales in the near future. A legislation initiative, the so-called "sulphur law", aims to reduce the sulphur content of diesel fuel by over 96 % by early 2006. In addition, the tightening up of US regulations on fleets' fuel consumption could give diesel a further boost. Consumption targets for light trucks are currently 20.7 miles per gallon, with the requirements set to rise to 21.0 miles in 2005, and 22.2 miles per gallon two years later. Diesel engines would be an appropriate solution here, due to their lower fuel consumption. Aside from the legal input, manufacturers are also raring to go and have announced a number of launches onto the US market. 10 % of the vehicles sold by the Volkswagen Group in the USA last year were supplied with a diesel engine. DaimlerChrysler announced the introduction of the 5,000 Jeep Liberty in addition to the launch of the Mercedes-Benz E-Class in 2004. Ford also decided to introduce diesel engines in the USA.

A recent study by J.D. Power and Associates has shown that US consumers are increasingly changing their minds about diesel. Almost a third of the 4,500 people asked stated that they would choose an environmentally friendly diesel if the vehicle delivered the same performance as a petrol-driven car. BERU AG has already positioned itself in the USA, generating EUR 26.9 (31.7) million, or an 8.9 % share of sales.



Ageing fleets cause increasing need for repairs

Aftermarket business picks up

Two trends have a positive effect on the aftermarket business: firstly, the vehicles on the road are becoming older and older. The increasing age of vehicles inevitably means more repair work. Secondly, the major retail organisations want to receive all the products they need from a single source, and therefore favour suppliers who offer complete product lines for the relevant market range. This may present a great opportunity for a company such as BERU, which already offers a varied product range, to further expand its aftermarket business. Aftermarket sales already account for over 30 % of the sales revenue. There is no doubt that it is still too early to make a conclusive assessment of the effects of the Europe-wide alterations made to the automotive block exemption. However, BERU's management team predicts that it could result in a positive trend for the BERU business model in the medium term.

Suppliers face great challenges

In times of difficult underlying conditions, the supplier branch faces real challenges and has to optimise its competitiveness by improving its innovativeness whilst at the same time reducing costs. A study by VDA in collaboration with PriceWaterhouseCoopers emphasises that the sales and value-added share in the supplier sector are set to rise in comparison with other branches. The increasing demand for passenger cars in Eastern Europe and Asia will open up new markets. According to current prognoses, electronics, which currently represent 25 % of the value, will be responsible for 40 % of the manufacturing costs of a vehicle by 2010. Car manufacturers are increasingly outsourcing their production and development work to suppliers. The projected growth will make itself felt at all levels of the value-added chain and opens up additional potential for suppliers to grow. Thanks to its newest business unit Electronics and Sensor Technology, which recorded the highest growth in sales last year, BERU will profit from the predicted development in the significance of electronics.

Institutes in the USA expect a further drop in sales of passenger cars in 2003. Current trends in Western Europe show that new registrations will decrease again. According to expert opinion, Asia should develop favourably.

The aftermarket business is boosted by the considerable need for spare parts arising form the considerable age of the passenger cars currently on the road. Diesel-driven passenger cars are continuing unabated on the road to success, supporting BERU's OEM business. In the current business year, the company expects the diesel share in Western Europe to increase further, and a growth in the importance of electronics in vehicles, and thus continues to bank on its core "formula: BERU = diesel + electronics".

Joint Management Report of BERU Aktiengesellschaft and the Group for the 2002/03 business year

The market and the economic environment in which BERU is active were difficult in 2002/03, and were marked by cautious buying. The automotive market in Europe, which is crucial for the Group, and the domestic German market were weak for the fourth consecutive year. Despite these conditions, BERU successfully further developed its core business and continued pursuing its strategy of complementing the company's core electromechanical products with electronic control systems to create intelligent complete solutions.

This business year, BERU once again pursued its niche policy in technological growth areas. Management concentrated on the company's core competence surrounding the engine and automobiles, particularly with regards to the increasing popularity of diesel cars and the growing demand for vehicle safety equipment. This distinctive, forward-looking attitude meant that the companies in the BERU Group incurred considerable expenses again in 2002/03 for technical development and extensive preparatory work before mass production of the products can begin.

Applying the "formula BERU = diesel + electronics", the Group continued to make significant preinvestments totalling EUR 10.3 million at the Bretten facility for the development and application of new products – the ISS diesel instant-start system, the second generation of the TSS tire pressure monitoring system, and the electronic PTC car interior heater. This laid the foundations for the growth planned in the years to come. The Group spent EUR 25.2 million on research and development, EUR 1.5 million more than in the previous year. R&D expenses increased to 8.3 % (7.8 %) of sales.

Although the original plan of increasing sales by one to two per cent could not be fully achieved, the Group once again reached the previous year's record levels, despite declining developments and implementing restructuring measures in several subsidiaries such as BERU F1 Systems, Great Britain, REMIX Group Electronics Rt., Hungary, and BERU Korea Co. Ltd., Korea. At EUR 303.1 million, consolidated sales were slightly up, by EUR 0.05 million. The Group was able to maintain its operating profitability and its ability to generate a sustained free cash flow at an admirable level. These continue to form the basis for the company's long-term increase in value.

All the forecast data and information contained under the heading Outlook and other parts of the Management Report is based on information and details available to BERU at the time of going to press. The actual sales and income figures of BERU AG can be influenced by a range of factors such as e.g. economic development, fluctuations in exchange rates, the development in interest rates, increased competition, changing technologies and a lack of willingness on the part of customers to make buying decisions. Should a number of these imponderables and developments arise, this might make assumptions and plans unrealisable and the planning results could be affected. BERU AG bases its forecasts on the information that was available at the time these forecasts were produced.

Following the downturn in 2001, the worldwide vehicle sales figures recovered slightly in 2002 with moderate growth to 55.1 million vehicles. The market trend in BERU's important core markets – Europe and Germany in particular – gave little cause to celebrate. BERU generated 80.6 % of Group sales in these two markets. The number of newly registered vehicles in Germany declined by almost 3 %, bringing it to the recession level of 1993/94. The drop in Western Europe also came to 3 %.

Sales revenues

in EUR million


350
300
250
200
150
100
50
248.0
276.5
303.1
303.1
99/00
00/01
01/02
02/03

However, with sales of EUR 303.1 million, the Group not only achieved the previous year's level, but even slightly exceeded it.

The first quarter of 2003 failed to bring a drastic improvement in new registrations. Vehicle sales in Western Europe dropped again by 2.4 %. However, BERU successfully countered this negative development with gains in the OEM passenger car business of the Diesel cold-start Technology business area and in the Electronics and Sensor Technology unit.

Disproportionate growth for Electronics and Sensor Technology

The weak development in the field of Ignition Technology and the Diesel cold-start Technology business unit concerning water heater plugs and commercial vehicles was countered by growing sales in the Group's newest division, Electronics and Sensor Technology. Driven by double-figure growth rates for sensor applications and tire pressure monitoring systems, BERU increased Group sales in the Electronics and Sensor Technology division by 14.7 % to EUR 60.0 (52.3) million.

TSS tire safety systems developed slightly above expectations. The Tire Pressure Monitoring Systems unit doubled its sales volume within the Group from EUR 10.7 million to EUR 20.5 million, largely thanks to a number of new ramp-ups from VW and Porsche. At the same time, a trend emerged that customers are increasingly ordering this system, which is optional for most vehicle models. Increasing shipments in the next business year have already been secured by firm orders.

Together with its partner Lear Corporation, BERU has drafted a forward-looking and highly competitive business model for the US market, which will principally be used for the integrated system solutions which are frequently being used in the USA. This involves integrating the electronic control unit for the high-frequency TSS tire safety system – a considerable cost factor – into the control unit for the door locking electronics, for example, or into other control units in the vehicle. Lear will produce the BERU technology locally in its US production facilities for all future projects. As the technological supplier, BERU assumes responsibility for developing wheel sensor units and software, and has the engineering expenses refunded when the tire pressure monitoring systems are used in vehicle models. In addition, BERU receives a licence fee from its sales partner Lear for every wheel sensor produced.

Sales by business area

2002/03 in percent[1]


19.8 (17.2)
Electronics and Sensor Technology
51.0 (52.3)
Diesel cold-start Technology
29.2 (30.5)
Ignition Technology

[1] Last year's figures in parentheses

At the same time, BERU has successfully secured new technological applications for the tire pressure monitoring system with its latest orders in the commercial vehicles field from DaimlerChrysler and Schmitz Cargobull.

This technology continues to offer substantial growth and sales potential for the Group's future. BERU will continue to invest in this field and fulfil the requirements for developing the next generations of the TSS product family.

The PTC (Positive Temperature Coefficient) car interior heater with electronic controls has met with high acceptance from customers in the automotive industry. This additional heater is currently used to heat up the car interior more quickly, particularly for diesel vehicles. Production of the first variations based on the new VW Golf V platform began in spring and will be ramped up massively once the main Golf V model is launched in autumn this year. Delivery for the Ford Focus platform is planned to get under way at the beginning of 2004. These signed and sealed orders secure medium-term product quantities of over 750,000 units per year for the Group. The company is rigorously working towards securing further sales contracts, discussions with other manufacturers have already been held.

Weak market for Ignition Technology

Following a slight improvement in the market position for the Ignition Technology division in the previous year, the unit's sales in 2002/03 fell from EUR 92.4 million to EUR 88.5 million. This meant the Ignition Technology division's contribution towards Group sales dropped from 30.5 % in 2001/02 to 29.2 %. This 4.2 % decrease is partly due to a delay in the launch of an ignition coil project for a French manufacturer. The main phase for this ignition coil was postponed from autumn 2002 to summer 2003, resulting in unrealised sales of EUR 2 to 3 million. BERU is currently participating in negotiations to secure further ignition coil orders.

The weak market situation in Europe, where new registrations of petrol-driven passenger cars dropped by 9 %, went a step further. Furthermore, the increasing demand for diesel vehicles throughout Europe was at the cost of petrol-driven vehicles. As the share of petrol engines in the shrinking overall market is declining, significantly lower quantities of some current OEM products were supplied. The Korean subsidiary BERU Korea Co. Ltd., Chungju-City, lost market shares in ignition coils for the client Hyundai.

In the aftermarket, BERU remains in an outstanding position with its universal Ultra X spark plug. This product has achieved a notable market share in Germany and is considered exemplary in technical terms. Management expects a further positive response to the Ultra X Platin premium spark plug, which will be available from the first quarter of the new business year. BERU continues to generate almost two thirds of Ignition Technology sales with aftermarket business.

Upward trend in diesel passenger car business stable

Group sales in the OEM passenger car business with glow plugs and control units were up on the previous year by approx. 4 %, and thus slightly below the growth rate of 5 % for the worldwide production of passenger car diesel engines.

Over 70 % of all diesel-driven light vehicles worldwide are manufactured in Western Europe. Diesel achieved a 40.1 % (36.5 %) share of new registrations in Western Europe in 2002, meaning deliveries rose to 5.8 (5.3) million.

BERU's sales development was slightly lower than proportional in comparison with worldwide diesel passenger car production, which was partly due to the below-average share of French manufacturers in the company's client portfolio. The French manufacturers recorded the highest growth in the production of diesel vehicles in 2002, and were amongst the major driving forces behind the European diesel boom.

As planned Group sales generated by water heater plugs designed to heat up the water circulation almost came to a complete standstill in the reporting year. These non-engine applications were increasingly replaced by PTC heaters. Management consciously relinquished sales revenue in this field due to totally unacceptable market prices. The Group-wide sales volume here previously amounted to over EUR 6 million per annum.

The commercial vehicles business with flame-start systems and diesel cold-start systems remained equally weak, having been marked by further downturns in 2002/03. In the USA, the company was unable to achieve last year's record sales in this area mainly due to sluggishness in the commercial vehicles market, particularly in the truck segments principally served by BERU. Sales of commercial vehicles in the US shrank by 8 %. Increasing demand from our most important client, International, Inc., and the ramp-up of the ISS for DMAX, the ISUZU/General Motors diesel engine joint venture, in the second half of the new business year lead us to expect a more positive development. These engines will mainly be used in light truck models. Demand for these diesel engines, which mainly stems from the commercial vehicles and light truck segments, was weak in Asia. 17 % less commercial vehicles were sold in Japan than in the previous year.

Electronic control units for the diesel instant-start system recorded a sales increase of more than 50 %, although the starting position here was still low. A number of ramp-ups in the next quarters, particularly for the new Golf V diesel models, will lead to accelerated growth. In the fourth quarter, the DaimlerChrysler Group decided to fit out the new 6-cylinder Mercedes diesel engine with the innovative BERU instant-start system from the beginning of 2004, and the 8-cylinder diesel engine as of 2005. This makes Mercedes the fourth renowned manufacturer to choose the ISS after BMW, the VW Group and ISUZU/DMAX.

In addition to the instant-start system's planned ramp-up, sales of glow plugs will also increase, growing sales in the Diesel cold-start Technology business field again following the consolidation phase in the 2002/03 business year. This is mainly due to new orders which will noticeably increase the share of supplies to French manufacturers.

The developments described above led to Group sales of EUR 154.6 million in the Diesel cold-start Technology unit, which comprises both the passenger car business and commercial vehicles. Group sales in the previous year amounted to EUR 158.4 million.

Sales by area

2002/03 in percent[1]


7.6 (7.9)
General Industrial area
61.8 (61.5)
Original equipment
30.6 (30.6)
Aftermarket

[1] Last year's figures in parentheses

Potential for aftermarket growth

With its business model, the Executive Board of BERU AG consciously aims to combine the OEM business concluded with car manufacturers with a strong aftermarket business in retrofitting. This partially cushions the considerable cyclical fluctuations in the automotive industry. The difficult economic atmosphere and the deteriorating personal income situation caused car drivers to act cautiously and postpone vehicle repairs for as long as possible. However, aftermarket business nevertheless followed the previous year's 23.1 % growth with a further increase of 0.3 %, taking it to EUR 92.9 (92.6) million. Since over 80 % of the vehicles registered in Europe still have a petrol engine, BERU generates a large proportion of sales in this field with ignition technology products. However, the OEM diesel boom which has been under way since the mid-90s is expected to gradually shift the product mix in favour of diesel in the next few years.

With a 30.6 % (30.6 %) share in consolidated sales, the aftermarket once again remained over the target mark of 30 % in this business year. This was largely thanks to further sales successes achieved by the premium brand BERU as part of international business expansion, especially in other European countries.

At EUR 187.3 million, OEM sales revenue came in 0.4 % higher than in the previous year. With a 61.8 % (61.5 %) share, business concluded with vehicle manufacturers continued to represent the BERU Group's most important pillar.

The General Industrial sales area mainly supplies clients in the oil and gas burner industry. This is complemented by industrial electronics activities, which largely comprise electronic components and control units. Despite double-figure growth rates and increased market shares in ignition devices for oil and gas burners, sales experienced a disproportionately high decrease of 4.6 %. The share in consolidated sales dropped to 7.6 % (7.9 %).

Sales by region

2002/03 in percent[1]


8.9 (10.4)
North America
9.4 (9.6)
Asia
1.1 (1.4)
Rest of World
41.6 (38.5)
Germany
39.0 (40.1)
Rest of Europe

[1]Last year's figures in parentheses

Domestic share increases

The importance of the German market was on the increase again for the first time in years. The share of sales generated in other European countries decreased slightly. The domestic share of Group sales grew in significance, increasing to 41.6 % (38.5 %). The main cause of this is the sales of tire pressure monitoring systems to German manufacturers. Significantly larger quantities of these systems were supplied. In addition, the Group profited from the major position which German car manufacturers have attained in the production of diesel engines.

US market displays weakness

International business made a 58.4 % (61.5 %) contribution to the Group's sales volume. However, reducing the company's independence on the German sales market in the long term has remained our clear goal, and the internationalisation scheme should continue to be pursued. Company management sees Asia as possessing particularly high potential for growth. BERU was able to compensate for the weakness of the Asian commercial vehicles market and losses in market shares with Hyundai, maintaining sales generated in Asia at an almost constant level of EUR 28.7 (29.0) million. The US business decelerated. Despite numerous sales promotion initiatives launched by US manufacturers, sales figures experienced a noticeable drop in the second half-year of 2002, which in turn affected the sales figures for BERU products. Sales in the USA amounted to EUR 26.9 (31.7) million, meaning the share in consolidated sales dropped to 8.9 % (10.4 %).

Consolidation phase for subsidiaries

The external sales billed by the parent company were up by 0.3 % on the previous year, while the subsidiaries maintained their sales level on the whole. Studied individually, these subsidiaries reveal different sales and earnings developments.

The scope of consolidation has not changed since the previous year. F1 Systems and REMIX, both of which were included in the Group as of 31 March 2002, were fully consolidated in 2002/03.

The planned consolidation measures were due to be implemented in some companies. This led to negative results in some cases. However, this means that the Group's restructuring process has been largely completed, and we aim to achieve positive figures in all subsidiaries in the coming business year.

The largest foreign production plant, in Tralee, Ireland, increased its sales and achieved the best result since it was founded. In particular, increased glow plug production for our US and European buyers ensured the plant utilisation rate was high. A substantial increase in the number of temperature sensors supplied was also achieved. These are mainly delivered to Germany.

In Italy, the subsidiary B 80 S.r.l., Biassono, mainly concentrated on production for the aftermarket. B 80 gained a number of new clients worldwide, resulting in an increase in sales of more than 30 % and also rising profits.

The Spanish electronics subsidiary BERU Microelectrónica S.A., Vitoria, achieved an increase in sales of over 10 %. Alongside BERU Electronics GmbH, its clients were mainly other German electronics companies who value the excellent product quality of these hybrid components.

The first fruits of restructuring measures could be seen at BERU Korea Co. Ltd., Chungju-City, in which BERU has a 51 % holding, as the Korean company achieved an almost balanced annual result. Costs could be noticeably reduced, and profitability improved despite decreasing sales. The second Korean subsidiary, BERU Automotive in Shihung-City, substantially improved its market position for diesel cold-start systems. The company gained market shares in the Korean OEM business and improved both its sales figures and result.

The joint venture BERU Diesel Start Systems Pvt., Ltd. in Poona, India, recorded a drop in sales due to the weakness of the Indian vehicles market in the segments relevant to BERU in 2002. However, the company, in which BERU AG has a 49 % holding, still achieved a positive result.

The sales revenue generated by BERU S.A. de C.V., Civac-Jiutepec, Mexico, dropped by more than 20 % due to the weak sales situation on the NAFTA markets, especially in the USA. The result was also burdened by the way in which the exchange rate for the peso developed. Despite the disappointing sales, the Mexican subsidiary was able to maintain the previous year's income by immediately implementing cost-cutting measures.

The French operating and sales company BERU S.A.S. in St. Germain and La Ferté-Macé, which was merged in the previous year, altered its sales structure in the reporting year. An aftermarket warehouse was set up in France, from which goods were delivered directly to the French clients. Deliveries had previously been made from the central German warehouse. The sales generated here are therefore not directly comparable with the previous year's figures. The company succeeded in accomplishing a turnaround and the French subsidiary also achieved a positive annual result. The production plant in La Ferté-Macé made crucial improvements to its production process for cable sets for ignition systems, so that this facility is now the only remaining European factory producing this aftermarket product.

Restructuring at BERU F1 Systems and REMIX largely completed

By originally purchasing 70 % of the shares in the English company Zica Holdings Ltd., Diss, Great Britain and its 100 % subsidiary BERU F1 Systems, Ltd. in Diss, Great Britain at the beginning of 2002, BERU AG acquired a company that is active in supplying components and systems for motor racing. F1 supplies Formula 1 as well as the international racing series WRC (World Rally Championship) and CART (Championship Auto Racing Teams). In addition to high-performance cable harnesses, telemetric data transmission and traction control systems, the company has also focused on tire pressure monitoring systems for Formula 1 teams since then. After purchasing shares in F1 Systems – the company has now been fully acquired – the Formula 1 business experienced a lasting slump. Triggered by the worldwide economic crisis, but also by decreasing spectator interest, the racing teams' advertising revenue failed to materialise and the supplies of F1 products dropped dramatically. Sales were down by over 20 %.

As part of a far-reaching restructuring programme, the workforce was almost halved and extensive cost-cutting measures were implemented. This led to restructuring expenses and operating losses of EUR 1.7 million. Unplanned depreciation was carried out on the goodwill of the subsidiary amounting to EUR 0.5 million in the AG and EUR 0.7 million in the Group. BERU F1 Systems achieved a balanced result again on a monthly basis as of spring 2003. It must be borne in mind that the company is subject to seasonal factors and generates disproportionately high sales revenues at the beginning of the new Formula 1 racing season. No further restructuring expenses are planned for the new 2003/04 business year, and management expects the company to achieve a balanced result.

The Hungarian production facility was chosen by the corporate management of BERU AG with an eye to the need for a low-wage location. REMIX Group Electronics Rt., in which a majority holding was acquired for this purpose, was substantially restructured in the reporting year, and the unprofitable facility in Budapest was shut down. A new, modern production plant was constructed in the second location, Tiszakécske, in order to cope with the expansion of the electronics business planned by the Group.

The necessary restructuring measures were accompanied by a huge drop in the price level for electronic components, which had previously been the main product of this plant. Both factors led to considerable restructuring expenses and operating losses of EUR 1.6 million in the business year. Corporate management is convinced that the main problems have been overcome and that the losses made in the 2002/03 business year can be followed by at least a balanced result in the new year. In the medium term, the Eastern European plant – to which a number of different products are already due to be relocated – is an important building block in optimising the Group's international interrelated production scheme and profiting from the low wage expenses. This is urgently necessary if BERU AG is to remain internationally competitive. It allows the company to secure long-term earnings and manufacture product groups which cannot be produced profitably elsewhere (due to high wage expenses) far more cost-effectively in Hungary in future.

Personnel expenses as a percentage of sales increase

Following the positive development in the previous year, the Group's personnel expenses totalled EUR 93.2 (87.6) million, up 6.4 %. The further expansion of the development team in Electronics and Sensor technology plus the many impending production ramp-ups resulted in substantial personnel expenses for BERU Electronics GmbH, Bretten. The wage settlement concluded for the metalworking and electrical industry in spring 2002 increased personnel expenses at the German plants by 4 %.

The restructuring measures at the subsidiaries in France, Korea, Great Britain and Hungary also contributed to this increase, partly due to redundancy payments. Personnel expenses as a percentage of sales rose from 28.9 % to 30.8 %. The BERU Group employed 2,165 (2,256) staff at the cut-off date 31 March 2003, meaning the workforce was reduced by 4.0 %. At the end of the business year, 1,362 members of staff were employed in Germany and 803 staff in international subsidiaries. As in the previous year, BERU AG gave its employees a share in the company's success and set EUR 1.5 million aside for profit-sharing.

Material expenses as a percentage of sales drop despite increasing importance of Electronics

Despite increasing shares of sales by Electronics and Sensor Technology – material expenses for electronics modules are usually higher than for most electromechanical product groups produced by BERU – the Group's material expenses as a percentage of sales was reduced by 2.2 percentage points to 34.4 % (36.6 %). Material expenses dropped from EUR 110.8 million to EUR 104.2 million, while sales remained almost identical.

On the one hand, costs for the electronic components for the tire pressure monitoring system and electronic control units for the diesel instant-start system could be dramatically reduced. On the other hand, the lower share contributed by the ignition coil business due to the expiry of a VW order and losses in shares with Hyundai, Korea, had a positive effect on material expenses as a percentage of sales. The gross margin was up from 63.4 % to 65.6 %.

Other operating expenses, including operating, administration and sales costs, amounted to EUR 50.9 (47.0) million Group-wide, increasing by 8.3 % in comparison with the previous year. Exchange rate losses totalling EUR 4.9 million incurred by BERU AG contributed towards this increase.

Group policy of countercyclical investment

Production start-ups for PTC heater and control units for diesel instant-start systems, as well as expansion investments in the field of tire pressure monitoring systems, and replacement and expansion investments in the area of glow plugs and ignition coils, demanded high total investments in the reporting year. Despite

Capex and depreciation

in EUR million


40
35
30
25
20
15
10
5
20.2
15.5
33.0
20.2
17.0
22.4
30.3
22.2
99/00
00/01
01/02
02/03
□ Investment in property, plant and equipment
■ Depreciation

the poor overall economic situation, the company management team decided to pursue the countercyclical investment policy previously implemented and follow the previous year's Group-wide capex of EUR 17.0 million with an investment of EUR 30.3 million in property, plant and equipment. BERU AG's high cash flow and good liquidity facilitate this business policy. A further advantage is the lower purchase price for capital assets such as special machines and facilities during periods when suppliers are unable to utilise their full capacity.

A major proportion of investments went into extending or expanding production capacity at the Bretten plant for the new product groups ISS, TSS and PTC heaters, which are starting up or, as in the case of the ISS, being considerably expanded. BERU AG erected an ultra modern ignition coil production line at the Muggendorf plant, which should be up and running by July 2003. Investments in rationalisation and expansion for glow plug production were also made at the plants in Ludwigsburg and Tralee, Ireland. In addition, the production structure for electronic modules and systems was extended in the low-wage location Tiszakécske in Hungary.

BERU AG also invested EUR 6.9 million in establishing a new logistics centre in Ludwigsburg. This will result in a considerable improvement of the process chains, from supply capability and reduction of delivery times up to integration in the Group's ERP (enterprise resource planning) system, laying the foundations for the planned expansion of the aftermarket business.

The Group invested EUR 0.9 (0.8) million in intangible assets and EUR 0.4 (0.6) million in financial assets. In total, the Group's capex amounted to EUR 31.5 (18.4) million, up by 71.7 % on the previous year. However, depreciation on intangible assets and plant and equipment remained at the same level as the previous year at EUR 22.2 (22.4) million.

EUR 3.8 million capital gain from share sales

BERU AG reported tax-free income totalling EUR 3.8 million resulting from sales of shares in the US companies Stoneridge, Inc., Warren, USA, plus Impco Technologies, Inc. and Quantum Fuel Systems, both based in Cerritos, USA, which was included in other operating income. Earnings from the disposal of shares amounted to EUR 5.7 million in the previous year.

EBIT up on previous year

Due to the start of mass production of the ISS and PTC heater for the new Golf platform pending in early autumn of this year, and considering the start-up of various new models in the field of tire pressure monitoring, preinvestments for the development and application of these new products at the Bretten electronics plant remained high at EUR 10.3 million. The Group was nevertheless able to maintain its operating profitability at a high level.

Restructuring expenses and operating losses at the subsidiaries BERU F1 Systems Ltd., Diss, Great Britain, and REMIX in Hungary burdened the consolidated result by EUR 3.3 million. Unplanned depreciation on the goodwill of the subsidiary Zica Holdings, Great Britain, totalling EUR 0.7 million also had a negative effect on the Group EBIT.

In terms of operating results, the Group earned 2.7 % more at EUR 57.1 (55.6) million. This result was influenced by capital gains, exchange rate gains and losses at BERU AG totalling EUR 4.9 million. Adjusted for the EUR 3.8 million capital gain from the disposal of shares held by BERU AG in several US companies, Group EBIT was up by EUR 3.4 million or 6.8 % on the previous year at EUR 53.3 (49.9) million. The Group EBIT margin came in at 17.6 % (16.5 %).

Investment earnings and financial result burdened by write-offs

The investment earnings and financial result suffered considerably under the poor stock market environment and the continuing weakness of the US dollar. This led to write-offs on the balance sheet cut-off date on marketable security investments held by BERU AG – mainly devaluation on the shares held in the US companies Impco Technologies, Quantum Fuel Systems and BEI Technologies – totalling EUR 2.9 million. However, current valuations are now once again significantly above the lows reached at the end of the 2002/03 BERU business year. Consistently low interest rates also had a negative effect on the investment earnings financial result, meaning the Group received earnings of just EUR 0.5 million here, compared with EUR 3.8 million in the previous year.

Income from ordinary activities

in EUR million


70
60
50
40
30
20
10
55.0¹
57.8
59.4
57.6
99/00
00/01
01/02
02/03

¹ Excl. OPTEK sale

Pre-tax return at 19 %

Due to the weak investment earnings and financial result, the Group's pre-tax profit was down 3.0 % at EUR 57.6 (59.4) million. At 19.0 % (19.6 %), pre-tax return was down slightly, but represents an equally high result when compared with the sector on an international basis.

Tax increase takes its toll

Due to the solidarity law passed for the victims of the flood, the German government raised the corporate income tax retrospectively by 1.5 percentage points in October 2002. This tax increase is intended to be limited to one business year, and was backdated to the beginning of the business year for BERU AG. This meant that taxes as a percentage of sales were higher than expected at the beginning of the business year. Another reason for this was that a higher share of consolidated sales was generated domestically. In addition, the Group had generated EUR 4.6 million tax-free income in the previous year from the disposal of securities. This effect meant that taxes as a percentage of sales in the 2001/02 business year were 28.6 %.

In the 2002/03 business year, BERU AG generated EUR 3.8 million tax-free income from the disposal of shares in other companies. In total, the tax burden on the Group rose by 3.3 percentage points to 31.9 %. That meant an increase in taxes of EUR 1.9 million for the Group.

Development of net income

in EUR million


45
40
35
30
25
20
15
10
5
28.4¹
33.2
42.4
39.2
99/00 00/01 01/02 02/03

¹ Excl. OPTEK sale

DVFA/SG earnings per share

in EUR


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
2.95
3.25
3.51
3.37
99/00 00/01 01/02 02/03

Net income approx. 7 % below previous year's record level

The consolidated net income dropped from EUR 42.4 million to EUR 39.2 million. In view of the increase in taxation and lower one-off income from the disposal of shares in other companies, the Group achieved an outstanding result given the circumstances. At EUR 40.0 (42.8) million, consolidated earnings were 6.5 % below the previous year.

The DVFA/SG result adjusted by one-off and exceptional expenses and income came in at EUR 33.7 million, compared with EUR 34.9 million in the previous year. The DVFA/SG result per share was down 4.0 % at EUR 3.37 (3.51).

Strong financing capability

Once again in this business year, the Group demonstrated its excellent financing strength and operating performance in comparison with the sector on an international basis, and showed that it belongs to the companies that generate the highest cash return on investment. Cash flow from the Group's ordinary activities reached EUR 54.9 (37.2) million.

Cash earnings in the reporting year increased from EUR 55.7 million to EUR 61.4 million, amounting to a share of 20.3 % in the Group sales.

At EUR 26.9 million, the operating free cash flow (consolidated net income plus depreciation plus additions to the long-term provisions, adjusted by exceptionals minus capex before disinvestments) was above the planned EUR 25 million and represented a share of 8.9 % in the consolidated sales.

Derivation of the DVFA/SG earnings per share

EUR thou.	2002/03
Consolidated net income	39,225
Adjustments for deferred taxes	– 1,882
Result from disposal of investments	– 3,805
Result from change in book value of investments	1,250
Other adjustment items in the assets	– 545
Adjustment items in the liabilities	– 1,385
Effects of foreign currency conversion	16
DVFA/SG earnings for the Group	32,874
Third-party share	790
DVFA/SG earnings for shareholders of the parent company	**33,664**
DVFA/SG per share (in EUR)	**3.37**

Cash earnings as per DVFA/SG

EUR thou.	2002/03	2001/02
Consolidated net income	39,225	42,377
Depreciation on intangible assets and plant and equipment	22,194	22,443
Additions to financial assets	– 284	– 395
Increase in long-term provisions	1,259	638
Income resulting from the release of investment subsidies on the debit side	– 310	– 354
Income from deferred taxes arising from consolidation measures	266	247
Other costs/income not affecting payment	2,900	– 4,285
Net cash flow	**65,250**	**60,671**
Adjustment for extraordinary costs/income	– 3,805	– 4,945
Cash earnings as per DVFA/SG	**61,445**	**55,726**

Consolidated balance sheet structure – assets

in percent


29.7
70.0
0.3
30.6
69.1
0.3
2001/02 2002/03

■ Fixed assets

☐ Current assets

☐ Deferred charges and prepaid expenses

Consolidated balance sheet structure – equity and liabilities

in percent


69.4
0.8
14.4
15.4
73.7
0.7
12.6
13.0
2001/02 2002/03

■ Equity capital

☐ Special item from investment subsidies

☐ Provisions

▩ Liabilities

Retained earnings up by 5 %

The difficult economic environment and the poor absorptive capacity of the capital market for refinancing have meant that special attention is paid to the assets situation. BERU AG and the Group demonstrate a lastingly solid structure here. Consolidated retained earnings grew again this year, increasing by 5.2 % to EUR 329.1 (312.9) million.

The development in fixed assets reflects the expansion of production capacities for new products and for aftermarket logistics. Consolidated fixed assets increased to EUR 100.7 (92.8) million.

High liquidity

In spite of the high level of investments, which were able to be completely financed using the cash flow from ordinary business activities, consolidated current assets grew by 3.7 % to EUR 227.2 (219.2) million. The Group's financial position (cash) improved by no less than 9.8 % from EUR 107.2 million to EUR 117.7 million. The increase in liquid assets from EUR 27.0 million to EUR 52.3 million can be put down to the sales of securities. With this high liquidity, the Group has sufficient funds to expand the business and make comple-men-tary purchases. The Group further reduced the liabilities due to banks. Net cash grew by 15.8 % to EUR 97.6 million. As it is crucial for BERU's aftermarket business to keep a number of product groups in stock and immediately available in order to supply clients as quickly as possible, a relatively large inventory of stocks in comparison with the sector is unavoidable. However, the company succeeded in further optimising stockpiling, meaning that inventories shrank by a total of EUR 1.1 million to EUR 43.7 million. By contrast, trade accounts receivable increased by 6.1 % to EUR 58.9 (55.5) million.

Equity capital grows by approx. 12 %

Consolidated equity capital was up again with an increase of 11.7 % to EUR 242.6 (217.2) million, underlining the solid balance sheet structure with an equity capital share of 73.7 %. Provisions totalled EUR 41.5 (45.2) million and cover pension commitments and all identifiable risks and liabilities of the Group. Provisions account for a 12.6 % share of the balance sheet total.

The gearing ration (financial liabilities less current security investments and liquid assets as a ratio of the equity capital) is minus 40.3 %. The average return on equity reached 17.1 %.

Positive development in incoming orders

With EUR 316.0 (294.8) million of new orders, the Group recorded an increase of 7.2 %. At EUR 146.1 (133.2) million at the end of the business year, orders on hand were also higher than at the beginning of the business year and at the end of the third quarter (EUR 145.3 million).

Risk management and risk assessment for further development

Risk management system with early-warning function

The Group's risk management system is an integral part of corporate management. It comprises all crucial planning, controlling and reporting processes in all areas of the Group. Group controlling monitors and analyses the earnings, assets and financial position of the companies in the Group with the help of a uniform reporting system. In addition, those responsible in the management team regularly report in line with a risk catalogue which applies throughout the Group. These results are evaluated, summarised in a detailed risk report and presented to the Executive Board.

The department responsible for the risk management system regularly checks the risk exposure and orderliness of business processes, ensures the effectiveness of internal monitoring systems, and evaluates the overall risk situation. This guarantees that the management receives important information which affects the decision-making process when it comes to controlling and optimising the individual corporate divisions. They can therefore react to anything which might endanger the company's position, such as the market situation, new legal conditions or technological change.

General economic risks

As a Group which is active worldwide, BERU is subject to the economic trends of international markets and their underlying conditions, which sometimes differ greatly. Tensions in world politics can further worsen the unstable economic situation and thus also have a negative effect on our future business development.

Product risks

Should the company fail to assert itself as a leading innovator, there is a risk that products manufactured by BERU could be partially replaced by new technologies. BERU AG and the Group therefore do everything in their power to remain at the cutting edge of innovation, stimulate technological development in the fields in which the Group is active, and recognise clients' product needs in good time. The Group aims to present itself as a trendsetter with its substantial research and development expenses, and ongoing inhouse developments. A good example of this is the increasing obsoleteness of water heater plugs. With the development of the PTC heater system, BERU immediately countered this trend with superior technology and created opportunities for growth in a further niche.

Industrial risks

The majority of products manufactured by us make us, as an automobile supplier, directly dependent on the business development achieved by our clients, car manufacturers, or on structural trends such as the share of diesel vehicles sold or the extent to which safety features such as tire pressure monitoring systems are fitted. The weak overall economic development currently being experienced worldwide is having a tangible effect on the automotive industry. Further factors include the uncertain political conditions in Germany, such as the tax treatment of company cars, and the further development of energy and fuel prices, which have already risen.

Income risks

BERU continues to make substantial preinvestments for developing new products. In the reporting year, the share of expenses for research and development was once again well above average for the industry at 8 % of consolidated sales. However, the new products developed in the next few years will continue to have a positive effect on sales and profits due to further increases in production figures. Clients continue to exert pressure on sales prices, which can burden results.

Should the restructuring measures implemented at a number of subsidiaries, particularly F1 and REMIX, fail to have the planned long-term effect, there is a risk that they will burden the consolidated result. This burden would not, however, be substantial. It is planned that F1 and REMIX will achieve at least a balanced result.

In order to cushion the impact of wage and salary increases and possible increases in the cost of materials, we will continue to keep a close eye on our costs structure as part of our PAP (Productivity Action Plan) and consistently realise any cost-cutting opportunities which present themselves.

If the euro remains strong, it may result in a medium-term downturn in demand from countries which use the US dollar and have an overall negative effect on the result. The US dollar currency exposure is currently relatively small, and we have implemented hedging for future currency intakes denominated in US dollars. The Group's sales revenue in the US currency amounts to less than 5 % of consolidated sales. The remaining shares held in various US companies have a volume totalling approx. US dollar 2 million as at mid-May, putting them well above the valuation entered in the balance sheet on the cut-off date. If the yen significantly loses in value against the euro, Japanese companies could gain a competitive advantage over us for some product groups.

Asset risks

Potential risks resulting from investments and acquisitions are evaluated by means of careful checks, sometimes with external support. Far-reaching insurance cover exists for unforeseeable damages. This includes relevant product liability cover. The usual operating risks are hedged by warranty provisions.

Legal risks

The Group is not currently involved in legal or arbitration proceedings which could have a significant influence on the company's economic situation.

Events following conclusion of the business year

No events occurred following the conclusion of the 2002/03 business year which were of significance for evaluating the risk for the Group's situation in terms of assets, finances and profits, and/or which could lead to a change in the company's risk assessment. There are currently no recognisable risks which could endanger the company's existence.

Outlook for the 2003/04 business year

In view of the difficult situation concerning world politics and development on the capital markets, the coming business year is not looking easy. We assume that a moderate upturn in the world economy will not set in before the second half of the business year. However, this is assuming that the political environment remains stable and the crisis of confidence amongst consumers and investors can be overcome. We expect growth in Western Europe to recover only slightly. The situation should look better in the USA, however, where we expect a more dynamic development of the general economy in comparison with Western Europe.

The outlook for South-East Asia is more favourable. However, it is uncertain whether the modest acceleration of the economy in the USA and Europe will have a negative spill over effect on this region. By way of contrast, we expect Japan to experience a pick-up in economic growth. Development in Latin America is still cautious. Overall, we expect growth in the world economy of approx. 2.5 % in the coming business year, which will be mainly supported by the USA, Asia, Eastern Europe and other emerging countries. This level of growth should increase slightly in the following years.

The prognoses for the worldwide automotive industry in the calendar year 2003 remain cautious. In Western Europe, 2.4 % fewer passenger cars were sold in the first few months than in the same period of the previous year. No significant improvement is in sight for the year overall. The same applies to the Japanese market. In the USA, sales of light vehicles dropped by 4.4 % in the first quarter. Even if considerable buying incentives continue to be offered and the US manufacturers' sales promotion activities are going full pelt, we expect the US automotive market to experience a downturn, in terms of both production and sales.

Despite the still limited perspectives for growth in the automotive sector and the overall economy, this year the BERU Group expects a positive development in growth, which will also affect sales.

Expectations in the Group's various business areas are as follows:

The figures for the first quarter document the uninterrupted upward trend in diesel vehicles. In Western Europe, the share generated by the diesel division represents 44.4 % (40.1 %) after three months. Due to the significantly increasing volume of ISS instant-start systems, we expect this product area to grow further in terms of sales throughout the year as a whole.

Management also expects a positive development in the field of Ignition Technology for petrol engines. Amongst others, an order for manufacturing ultra modern pencil coils, which was planned for the previous year and postponed by the client to the current business year, will contribute towards an increase in sales in this division. The market launch of the new premium Ultra X Platin spark plug under the BERU brand name should support sales growth in the aftermarket business.

We expect high growth rates in the Electronic and Sensor Technology unit again in the 2003/04 business year. Based on orders on hand, we anticipate a significant increase in sales generated by tire pressure monitoring systems, the electronics business, and sensors. With the ramp-up of the new PTC interior heater in the new Golf platform and in the Ford Focus, our products are being fitted in two high-volume models which offer solid potential for growth.

Provided the poor economic situation does not deteriorate further, the management expects to be able to extend Group sales by up to 10 %. The result adjusted for one-off and exceptional income, such as e.g. capital gains from the sale of shares, should also grow. The dynamism will depend on how quickly the new products are ramped up and how soon the break-even point can be reached.

We hope to further intensify the alliance concluded with the Lear Corporation, Southfield, USA, for developing, producing and marketing tire pressure monitoring systems which fulfil the demands of the US market.

The aftermarket business should develop positively again in the 2003/04 business year. BERU has a strong market position especially in Germany, but increasingly also on the European markets. Growth will predominantly be stimulated by the other European markets. Higher sales figures are planned for Eastern Europe, which already demonstrated interesting increases in the reporting year, as well as for the NAFTA markets.

The aftermarket demands a prime delivery service: quick supply capability and broad availability of products combined with simultaneous optimisation of the processing chains are increasingly becoming strategic competitive factors. With this in mind, the new logistics centre in Ludwigsburg will begin operations in the 2003/04 business year. This centre is operated by an external logistics partner with the know-how and cost structure to run this warehouse efficiently. The capacity is designed in such way as to fully cover the logistics entailed by the sales expansion planned for Europe over the next five years.

The level of capital expenditure will amount to over EUR 30 million again in 2003/04, with the focus placed on expansion in the Diesel cold-start Technology unit. Further emphasis will be placed on investments for expanding and extending plants for ramping up the production of PTC heaters, but also for expanding production capacities. Since the quantities of both products are increasing, the production lines will also gradually be fully automated. More than half of the investments made will once again go towards facilities located in Germany.

The Group's acquisition strategy still aims to expand the core business, consolidate technological competence in Electronics and Sensor Technology, and extend the aftermarket product portfolio, which is mainly marketed under the premium brand BERU. The regional focus remains on Europe and the USA.

The restructuring measures implemented last year in several subsidiaries will be continued if necessary. The goal is for all subsidiaries to make a positive contribution to the consolidated result in 2003/04.

With its strategic product screening, BERU is concentrating on the diesel, safety and comfort trends. The business model of concentrating on the growth markets of diesel cold-start technology, safety technology and heating systems has proved itself and will be pursued again in the 2003/04 business year. We see our strategy as being confirmed by the increasing share of diesel cars in new registrations worldwide and the accompanying rise in demand for our diesel cold-start systems, the increasing public awareness of safety issues resulting in greater demand for our tire pressure monitoring systems, and the growing demand for intelligent solutions such as the PTC heater, which combines a high-performance ceramic heating element with an electronic control system. We have summed up this strategy as a simple "formula: BERU = diesel + electronics".

Taxes came to 31.9 % of sales in the 2002/03 business year. This low level was largely due to tax-free income from the sales of shares in US companies. We cannot yet predict to what extent the remaining shares will generate tax-free income in the coming business year. We therefore expect taxes as a percentage of sales to increase, based on the greater tax burden due to the suspension of the deductibility of 1/6 of the distributed profits. A positive counteraction will be generated by the reduction in corporate income tax from 26.5 % to 25.0 %, as the special tax introduced in August 2002 for the duration of one business year to help the victims of flooding should no longer burden BERU AG in the 2003/04 business year.

The wage settlement concluded for the German metalworking and electrical industry last year increased wages and salaries for 2003 by approx. 3.1 %. In order to counter these increases, which directly encumber BERU AG's personnel expenses as a percentage of sales, the Executive Board implemented measures and introduced targets throughout the Group. As part of the PAP (Productivity Action Plan), internal productivity should be increased and costs for property, plant and equipment cut by at least 3 %.

Furthermore, the company plans to make greater use of the potential for rationalisation presented by the Group's interrelated production scheme and competitive locations. The relocation of production lots to plants with considerably lower cost structures plays a key role in this scheme.

The expectation that the economy will pick up speed in the second half-year may also affect the Group's purchasing prices. We expect the trend in price development here to turn around slowly.

In the weeks following the war in Iraq, the euro recorded a strong increase in value versus the US dollar and, in a slightly weaker form, versus the Japanese yen. The Group's sales-related currency exposure in the USA decreased in the past business year, however, due to a downturn in sales in the region. The Group generated less than 10 % of consolidated sales in this region, only part of which are denominated in US dollars. The Executive Board will implement hedging instruments for the remaining financial assets involving the US dollar as necessary.

All in all, the Executive Board is confident that the new products being launched and the company's good position in technologically demanding niche markets will form the basis for long-term growth.



-25 °C



Tradition involves innovation: BERU combines years of production experience with first-rate performance in R&D. With its new ISS diesel instant-start system, BERU ensures that your diesel vehicle will start even at -25 °C. And on-board diagnosis and improved emission values due to afterglow and intermediate glow set even higher standards in environmentally friendly diesel.

Formula BERU = diesel + ...

With the "formula BERU = diesel + electronics", the Ludwigsburg-based company matches its largely electromechanical products with advanced electronics to create innovative system solutions, and gears its three business units, Diesel cold-start Technology, Ignition Technology, and Electronics and Sensor Technology, towards niches for technological growth. This prevents BERU from purely being an electronics supplier, meaning instead that the company uses electronics as part of product solutions. The focus is always placed on solving clients' concrete automotive-related problems.

BERU AG can now look back on more than 90 years of experience in the automotive industry, during which the company has developed a broad range of pioneering products in the field of diesel cold-start technology and ignition technology, and invested more than 8 % of its annual sales in research and development. BERU launches its products onto markets which promise high growth rates in the future. Diesel technology is still at the heart of this clearly defined strategy.

Diesel knows no bounds in Europe: forecast growth to 2008[2]


in millions
in %
10
9
8
7
6
5
4
3
2
1
65
55
50
45
40
35
30
25
20
15
98
00
02
04¹
06¹
08¹
New registrations in millions
Market shares in %

[1] Forecast growth
[2] Source: AID, Diesel Car Prospects to 2008

Diesel knows no bounds

The diesel share in Europe rose continuously in the past business year, with the proportion of newly registered passenger cars increasing significatly over 40 % in the first quarter of 2003. In Germany, too, it exceeded the 40 % mark, with 1.2 million vehicles sold in 2002. Modern, powerful and low-consumption diesel cars are becoming more and more attractive for customers in Western Europe, where 5.8 million diesel-driven passenger cars were sold in 2002. Sales of petrol-driven passenger cars, on the other hand, dropped by almost 9 % compared with the previous year. Even top-of-the-range models and the increasingly popular off-road vehicles experienced a real diesel boom. Institutes now predict that the diesel share of all new registrations will rise to over 55 % by 2008. There are clear indications that diesel is soon to forge ahead in the USA too.

Current diesels already use up to 35 % less fuel than petrol engines. In terms of drivability and acceleration, too, more and more customers are choosing diesel. BERU is at the top of the league when it comes to research and development in order to come up with continuous improvements and new product ideas for a more environmentally friendly diesel engine in future. BERU therefore faces the challenges of cutting down fuel consumption, reducing emissions and improving the start response.

Sales development in the Diesel cold-start Technology business field

in EUR million


175
150
125
100
75
50
25
136.1
150.5
158.4
154.6
99/00
00/01
01/02
02/03

Passenger car OEM business growth

With a 40 % share of the worldwide market, BERU is still the market leader in its core business area of Diesel cold-start Technology, which generates the highest sales, although sales were down slightly at EUR 154.6 (158.4) million. This drop was influenced among other things by the almost complete lack of sales generated by water heater plugs for non-motor applications. These non-motor applications will be replaced by electronic car interior heaters in future. The sluggish commercial vehicles business with flame start and diesel cold-start systems also had a negative effect on sales revenue in 2002/03. A significant drop in newly registered medium and heavy trucks in the USA curbed BERU AG's sales revenue. In Japan, too, the commercial vehicles sector was weak. Group sales generated by the passenger car OEM business were 4 % above the previous year and thus only slightly below the growth rate in the worldwide production of diesel engines for passenger cars, which was just over 5 %.

Quick start with ISS

The introduction of the ISS diesel instant-start system as standard for BMW last year met with very positive feedback, engaging BERU AG in numerous project discussions with car manufacturers in Europe, the USA and Asia. The ISS (instant-start system) enables diesel engines to start immediately without preheating time even in extreme weather conditions such as –25 °C. Alongside the aspect of convenience, electronically controlled diesel instant-start technology is gaining in importance as a way of reducing the harmful exhaust emissions associated with cold drivability. With the development and launch of 6-cylinder and 8-cylinder versions, the company has extended the product range of the tried and tested ISS glow plug control units for fitting to the car engine. A further highlight for this product family is the development of a 5-cylinder ISS for installation in high-performance sports saloons. Despite impressive specific performance data, the BERU ISS guarantees any AMG diesel the lowest emission values and an instant start without preheating, whatever the temperature.



Compact modern BERU high-performance electronics ensure perfect diesel start

Just a year after its introduction, BERU's ISS instant-start system is available in all BMW diesel models. The Volkswagen Group has also decided to install the BERU ISS in its high-volume 2-valve and 4-valve 1.9 l TDI engines. The system began being installed as standard at the end of the 2002/03 business year in the first models based on the new Golf platform. BERU expects the launch of the new VW Golf planned for autumn 2003 to be accompanied by considerable growth rates. In the reporting year, DaimlerChrysler AG also ordered the system, which is produced exclusively by BERU worldwide, for installation into its new 6-cylinder and 8-cylinder diesel engines.

In the USA, ISUZU also opted for fitting ISS in the new DMAX 8-cylinder engine, which ISUZU manufactures for General Motors to fit into their light trucks. The instant-start system is due to be installed for DMAX as standard in the course of 2003. The company's resulting position as the technological leader in diesel cold-start systems is confirmed by the high market acceptance of the innovative ISS.

Intelligent glow plug for lower emissions

Further emission regulations for diesel engines in Europe (EURO V), are expected to come into effect in 2008, and in the USA, where they are referred to as LEV II (CARB) and TIER 2 (EPA) as of 2004, legally enforce a further drastic reduction of the particulate, hydrocarbon and nitrogen oxide emissions to the detection limit. Compared to the EURO IV emission standard, which comes into force in 2005 and is already very strict, that means a further reduction of all emissions by approx. 80 %, already taking us close to the ideal of a vehicle with zero emissions (i.e. free of pollutants). These requirements can scarcely be fulfilled with the exhaust gas after-treatment systems currently available, such as particulate filters and DENOX catalytic converters. In addition to diesel particulate filters, it will be necessary to further improve the diesel combustion process. BERU has been working on advance development with system suppliers of engine management systems and various manufacturers for years, with the goal of integrating the necessary sensor technology into the glow plug to further improve the diesel combustion process. This has the great advantage that no further drilling is necessary in the cylinder head to monitor the combustion chamber pressure and temperature, as the existing glow plug duct is used. The process involves the measuring data needed for closed-loop control of the combustion quality being recorded indirectly by specially developed ionic current glow plugs. A better signal with higher resolution is guaranteed by sensor glow plugs measuring directly, which the company put on trial with various manufacturers with great success in the reporting year. The injection systems with closed-loop control and the exhaust gas recirculation figures accompanying these sensor glow plugs enable the effectiveness of the diesel engines to be improved, whilst simultaneously reducing exhaust emissions. They represent another crucial contribution to development made by BERU in the field of diesel technology.

BERU has concluded this advance development stage and implemented its findings in a mass-produced product. The available concepts are set to be incorporated into new diesel engines as of 2005 in line with manufacturers' and system suppliers' different requirements. Fulfilling the EURO V regulation would represent a further milestone in optimising the diesel engine which was developed by Rudolf Diesel in 1893, a process in which BERU has played a significant role. In the USA, too, BERU expects modern diesel engines which will fulfil the Californian LEV II and TIER 2 emission guidelines to present clear opportunities for growth.

New products offer clear potential for growth

With new ISS orders commencing in the coming business year, the company expects further sales growth in the core business unit of Diesel cold-start Technology. Diesel's headway in Western Europe continues unabated in the wake of rising energy prices. BERU will promptly address any opportunities arising beyond the identified core diesel markets, e.g. in Asia and the USA. The product concepts are already available. With further development of innovative products and its existing product range, the company can expect the field of Diesel cold-start Technology to deliver long-term potential for growth in the future too.

x2

BERU has as good as doubled its sales with its electronic tire pressure monitoring systems. In the newest business unit Electronics and Sensor Technology the company is focusing on the ever increasing level of electronics in vehicles, and the widespread increase in intelligent engine sensor applications. With more than 8 % investment in R&D in terms of Group sales, the company is gearing itself up for the future.



20
4 Nm
299814
433MHz

Formula BERU = ... + electronics

Development of sales in the Electronics and Sensor Technology business field

in EUR million


60
50
40
30
20
10
30.2
36.9
52.3
60.0
99/00
00/01
01/02
02/03

Newest business unit on course for growth

Following the previous year's substantial upturn in sales, the Group's newest business unit, Electronics and Sensor Technology, experienced the greatest growth within the Group again this year with a 14.7 % increase taking it up to EUR 60.0 (52.3) million. This growth was propelled in particular by the tire pressure monitoring system (TSS – tire safety system) and sensor applications. The sales volume concerning tire pressure monitoring systems almost doubled from EUR 10.7 million to EUR 20.5 million thanks to a number of new ramp-ups for VW, Audi, Porsche and DaimlerChrysler.

BERU TSS for the top of the range

In the 2002/03 business year, developing the second generation of the BERU tire pressure monitoring system with vastly improved performance features took precedence. The range of features can now be expanded with various modules, allowing everything from basic features for mass-produced models to installation in luxury vehicles or high-speed sports cars.

BERU's TSS tire pressure monitoring system ensures that drivers of the top-of-the-range models Phaeton, Touareg, Cayenne, Audi A8 and the new E-Class are notified of tire bursts in good time. The growing trend of fitting this system, which is usually optional, shows that this additional safety system is of increasing interest to car buyers. For this reason, BERU expects high double-figure growth for tire pressure monitoring products again next business year. This is supplemented by new serial installations in high-volume models and in the Porsche Boxster, GT and 911.

In the USA, the company has entered into a partnership with the Lear Corporation, Southfield, USA, in the tender for second-generation integrated tire pressure monitoring systems. In addition to the reduced cost of the tire sensors, the other advantages of this system generation include eliminating the considerable costs that currently arise for a separate electronic control unit by integrating software into an existing control unit. Software is best integrated into the control unit for the remote locking system, since the potential technical synergies are at their greatest here. BERU expects that this system, which has been developed together with its partner Lear in a number of demonstration vehicles made by different manufacturers, will prove its competitiveness to American manufacturers as well as Japanese and Korean transplants in the USA. Initial successes have already been recorded on the US market and in Asia with the extremely competitive cooperation model (cf. Joint Management Report, p. 17 f.) in partnership with Lear. The alliance has proved a success with the Ford Motor Corporation, USA, the Hyundai Motor Corporation and Kia: the technology will be installed in a number of Ford platforms such as the Explorer, Aviator, Escape and Thunderbird as of 2005.

Furthermore, all Hyundai platforms are due to be supplied with the system from 2005, with its first installation in the new Hyundai Sonata.

In Europe, too, discussions are under way with various manufacturers for fitting the integrated TSS. The company has already entered into its first development project with a supplier of door locking systems. BERU is still directly involved in all the invitations to tender offered by European car manufacturers and also participates in those announced by American and Asian manufacturers as part of its cooperation with Lear.

Safety for commercial vehicles too

In March of the business year just past, BERU announced that the company would be supplying tire pressure monitoring systems for Mercedes-Benz commercial vehicles and the trailer manufacturer Schmitz Cargobull from summer 2003. The company extended its business into the commercial vehicles sector with the first installation of BERU tire pressure monitoring technology in the new Mercedes-Benz ACTROS, opening up a further niche market. In addition to installation in tractor units, the technology is also due to be used in the trailers in future. The first installation is planned as part of a joint development with the manufacturer Schmitz Cargobull. BERU is pursuing a strategy of focusing on technologically advanced solutions for vehicles in the premium segment and niche applications such as commercial vehicles and buses.


Examining the ISS at the production line in Bretten

Together with the ramp-up of the aftermarket business with wheel electronics for winter tires and spare parts, BERU expects tire pressure monitoring systems and components to make sustainable contributions to sales via the aftermarket in the medium term too.

High investment in research and development

As in 2001/02, BERU AG again invested a substantial share of consolidated sales in research and development compared with the industry average. The Group spent a total of EUR 25.2 million, increasing expenditure as a share of consolidated sales to 8.3 % (7.8 %). The focus was placed on extending the electronics production facility in Bretten due to the ramp-up in production of PTC heaters and the ISS instant-start system as well as the increase in the production capacity for tire pressure monitoring systems. Extension of manufacturing activities was accompanied by an increase in staff numbers. At the end of the business year, the Bretten plant employed 117 employees, half of whom were engaged in development.

PTC heaters go into mass production

As planned, the company began supplying the newly developed electric PTC heater to the Volkswagen Group at the beginning of 2003. PTC stands for Positive Temperature Coefficient and refers to the self-regulating properties of the ceramic heating element used by BERU. With its integrated electronic control unit, which



PTC development work in the lab

is linked to the vehicle's heating and air-conditioning controls, BERU's electric heater ensures that the desired temperature is attained in the car interior as quickly as possible. Especially in extremely cold weather and following the start, modern direct-injection diesel engines no longer produce sufficient waste heat to fulfil this task. BERU's heater counteracts the thermal deficit which then arises. The heater developed by BERU now ensures a comfortable interior temperature is attained quickly in the new Golf models, and will do the same for vehicles in the Ford Focus platform when the system starts being supplied as standard in the second half of the business year. Depending on the planned ramp-up of the supply volume, BERU expects the PTC heater system to generate sales of around EUR 30 million in the 2004/05 business year. The company also predicts that the fitting rate for diesel-driven passenger car engines will increase to over 50 % in the medium term, corresponding to a market potential of over 3 million electric heaters in Europe as of 2005. With the orders to supply the popular platforms VW Golf and Ford Focus, BERU is already very close to its target of occupying a leading competitive position in this market. BERU is currently engaged in discussions with the VW Group amongst others concerning further projects.

In Asia, too, BERU recorded initial successes with this product concept. In the 2002/03 business year, BERU was commissioned with developing and supplying an electric PTC heater for a model by Hyundai. The first serial supplies for Hyundai export vehicles are planned from the end of 2004. An annual supply quantity of 150,000 PTC heaters is scheduled before the year is out. Further orders in Korea are also expected in the 2003/04 business year. All in all, the company expects to be able to generate potential sales of 500,000 PTC heaters on the Korean market in the medium term.

Broad range of sensor products

In addition to tire pressure sensors, the company produces a number of sensors for niche applications in passenger cars and commercial vehicles. This includes tachometer sensors for engine and transmission applications, temperature sensors for intake air, coolant and engine oil and high-temperature sensors up to 1,000 °C for use in the exhaust gas system. Height and media detection sensors, e.g. for measuring the amount of water in the diesel filter, are also amongst the products manufactured by BERU. In the 2002/03 business year, the product range was extended with linear displacement sensors, which are used as position sensors in the automatic sequential transmission in the new BMW 5 Series. Linear displacement sensors are also set to be used in the clutch. Limited quantities of such applications are already supplied for motor racing teams by the subsidiary BERU F1 Systems, Great Britain.

Development work on sensors for monitoring fuel quality and the proportion of biodiesel continued as planned. Mass production is due to begin in the current business year. The percentage of sales generated by these optional sensors, which are initially only for use in diesel vehicles that have been granted the manufacturer's approval for running on biodiesel, will remain low in the introductory year. In the medium term, the company expects wider distribution, as this topic is gaining in importance due to the growing requirements placed on vehicle emissions. The high-temperature sensors developed by BERU for temperatures of up to 1,000 °C are available for future applications in diesel particulate filters and DENOX catalytic converters. Tests completed with a number of European passenger car manufacturers were successful. The first serial supplies to European manufacturers are planned for the next business year. BERU expects many manufacturers to use diesel particulate filters in their diesel models in the next few years. It is impossible to rule out the compulsory introduction of such filters via European legislation, which would present significant sales potential for high-temperature sensors. A number of new ramp-ups in temperature and tachometer sensors for our clients Eberspächer, Stihl, Linde and Liebherr already contributed towards sales in the reporting year. These were counteracted by reductions in quantities for current projects due to the weak economic situation, as well as the postponed OEM installation of BERU sensors.

Orders acquired from the heating industry

The stricter emission limits for heating systems which come into force in 2004 meant that the company once again achieved double-figure growth rates in its sales of ignition systems for the heating industry in the 2002/03 business year. Sales in the heating industry sector reached a new high at EUR 9.3 (7.6) million, up by 22.4 %. In this field, the company continuously moved away from being a supplier of components (mainly initiating electrodes) towards offering complete ignition systems. BERU's product range includes electronic ignition devices, ignition circuits, suppression components, initiating electrodes and sensors for monitoring the temperature and flame.

The company's ability to offer complete system solutions makes it increasingly interesting to customers abroad too. In the 2002/03 business year, BERU acquired a growing number of orders from other European countries. As the current wave of renovation work in Germany prompted by legislation draws to a close at the end of 2003, the Group expects further increases in sales generated by ignition systems for the heating industry in the 2003/04 business year.

BERU counts on the dynamism of new technologies

With the second half of the "formula BERU = ... + electronics", the Group continues to focus on the increasing importance of electronics and the trend towards installing intelligent sensor solutions in cars. By consistently investing in research and development, BERU plans to assume a leading position in this technological segment again in the next few years.

57 %




315

With brand awareness of more than 57%, the BERU brand stands for quality, reliability, service and performance all over the world. Product innovation is a decisive factor in the aftermarket as well currently featuring the new Ultra X spark plug launched in spring 03, contributing significantly to growth in the Group.

Ignition Technology and the aftermarket: BERU exploits brand potential

Sales by area

2002/03 in percent[1]


7.6 (7.9)
General industrial area
61.8 (61.5)
Original equipment
30.6 (30.6)
Aftermarket

[1] Last year's figures in parentheses

Sales development in the Ignition Technology business field

in EUR million


100
95
90
85
80
75
70
65
81.8
89.2
92.4
88.5
99/00
00/01
01/02
02/03

Strategy cushioned fluctuations

With a 30.6 % (30.6 %) share of Group sales, the aftermarket once again stayed above the target level of 30 % this year. BERU generated EUR 92.9 million in this area, compared with EUR 92.6 million in the previous year. With its combination of OEM and aftermarket business, BERU managed to cushion market-related fluctuations once again in the reporting year, enabling it to consistently pursue its strategy.

Growth in Eastern Europe – South America weak

BERU AG's aftermarket business was amongst those to suffer from the automotive industry which has been weakened by the economically and politically unfavourable conditions in parts of South America. Sales were partially down by over half here. But there were counter-developments in other markets. The huge growth rates in Eastern Europe in particular deserve a special mention. This growth market affected BERU AG's export business, which was up by 22 %. In North America, too, sales increased considerably, despite the high exchange rate for the euro. A new local platform in France with the aim of improving service for local sales partners has succeeded in further extended BERU's strong market position.

Innovation in Ignition Technology

Although overall sales in the Ignition Technology business area fell by 4.2 % to EUR 88.5 (92.4) million, the sector still managed to maintain a 29.2 % share of consolidated sales. Over 60 % of aftermarket sales were generated by Ignition Technology in the reporting year. This sector profited from existing vehicles in Europe, 80 % of which are still petrol-driven passenger cars, despite the 9 % decrease in new registrations of petrol-driven passenger cars last year.

In addition to the classic range of wearing parts, BERU also offers innovative products in this field, thus strengthening its position for both OEM and the aftermarket business. By developing and beginning mass production of the pencil coil with integrated electronics for the manufacturers Porsche and Renault, BERU succeeded in covering the range of modern, space-saving flush-fitted ignition coils. At the same time, BERU supplies these innovative ignition coils to motorcycle manufacturers with only slight modifications. Based on existing contracts and current negotiations, including some in the Asian emerging countries, coupled with positive stimuli from the aftermarket, the company expects Ignition Technology sales to increase significantly in 2003/04.

Alongside Ignition Technology, the Group's business units Diesel cold-start Technology and Electronics and Sensor Technology also contributed to the success of the aftermarket business. The growing number of diesel vehicles on the road in

Germany boosted sales of BERU branded products for the aftermarket. The tire pressure monitoring systems unit also recorded a positive result for aftermarket sales, where demand arose from retrofitting winter tires with wheel electronics.

BERU brand on course for success

With a good communication strategy, the company succeeded in further establishing the BERU brand again last year. In the aftermarket in particular, it is important to maintain direct contact with customers. BERU approached potential clients and created long-term brand awareness with a number of promotions which had already proved themselves in the past, such as the BERU top 10 motor sport championships. But factory visits, training courses, a telephone hotline and numerous ad campaigns also contributed to an increase in awareness of over 57 %. Of all BERU's trade fair appearances at home and abroad, Automechanika in Frankfurt am Main was the most important in the past business year. The company welcomed business partners and other interested visitors at an attractive stand and a workshop marquee outdoors. Amongst other things, BERU will use this year's IAA to present a new product that has been on sale since the first quarter of the new business year – the Ultra X Platin spark plug. BERU AG directly addressed the aftermarket in 2002/03 with a broad advertising campaign and press work, in order to familiarise them with the Ultra X spark plug, which is particularly reliable for cold starts, and protects the engine from misfiring. Sales reps travelled through their sales regions in Mini Coopers, visiting BERU workshop clients and part suppliers in May 2002. The company thus established many new contacts and will be able to use the refined data as an important basis for targeted marketing, advertising and sales activities in future.



BERU meets its clients at Automechanika 2002 in Frankfurt

New logistics centre in Ludwigsburg

In the past business year, BERU AG invested EUR 6.9 million in the new logistics centre, which is located right next to BERU AG's headquarters in Ludwigsburg. Once the new warehouse is up and running in October 2003, the company will benefit from the very latest warehouse technology, enabling it to react to the needs of the worldwide wholesale trade in automotive parts and thus the needs of automotive workshops and spare part dealers. The warehouse is operated by Atege GmbH, BERU AG's service provider for the worldwide aftermarket business. This investment decision provides faster logistical support for the planned expansion of the aftermarket.



BERU improves production chains: constructing a logistics centre in Ludwigsburg

BERU still set for aftermarket success

The company plans to further consolidate the BERU brand within the aftermarket in the coming business year with a broad communication mix and an extension of the product portfolio. As a supplier of complete product lines, the company expects to expand the share of sales generated by the aftermarket simultaneously to the OEM business in the core fields of Ignition Technology and Diesel cold-start Technology, as well as with the tire pressure monitoring system and further additions to its portfolio, and to maintain the share of overall sales at 30 % in 2003/04.





Safety and comfort: modern direct-injection engines these days barely produce enough waste heat to heat the passenger compartment. With its electronic PTC heater system already installed in the VW Golf and Ford Focus platform, BERU ensures clear windscreens and a comfortable temperature of 21 °C or more in less than a minute. Here too, BERU combines ceramics technology, electronics technology and electromechanics to create an attractive niche product for its customers.

21 °C

Responsibility for employees and the environment

Success thanks to employees

Motivated and dedicated employees make a crucial contribution towards the Group's success. A positive result can only be achieved with their commitment, constructive suggestions and effective teamwork. BERU AG's employees fulfil these criteria, allowing it to achieve permanently high profits.

Number of employees as at balance sheet qualifying date on 31 March 2003


2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
1,543
1,909
2,095
2,256
2,165
1,212
1,310
1,257
1,245
1,245
98/99 99/00 00/01 01/02 02/03
■ AG □ Group

On the balance sheet cut-off date of 31 March 2003, the BERU Group employed 2,165 members of staff worldwide. The headcount dropped by 4 %, meaning 91 less employees. Of the total staff, 1,362 were employed in Germany. At 803, the number of staff employed by our foreign subsidiaries was down compared with the previous year.

50 young people were engaged in training courses at the company as at 31 March 2003, 38 of them in the industrial area and 12 in the clerical sector. The company remains in close contact with technical colleges, universities and vocational training institutes in order to ensure that it continues to attract committed and well-qualified staff. In addition, the human resources department attends different university milk rounds in the Ludwigsburg area every year. BERU sets great store by further education, and supports staff undertaking training and further education courses, knowing that the only way to preserve the company's inventiveness is if employees are kept at the cutting edge of technology. This allows the company to permanently increase its competitiveness. The low staff turnover is a testament to the company's attractiveness as an employer. BERU can now look back on decades of successful corporate history, and this has made its mark. The company staged a fitting celebration for its 90-year anniversary last year together with its employees at the company's original location in Ludwigsburg.



BERU celebrates its 90th anniversary – summer party on the factory premises in Ludwigsburg

Once again last year, employees' contributions to the company's joint success were rewarded. BERU AG set aside EUR 1.5 (1.6) million for the employee profit-sharing scheme.

Assuming responsibility for employees is crucial to performance. It is also vitally important to make an active commitment to environmental protection, in order to take steps towards sustainability. These must above all be borne by the company, and create the cornerstone of efficient and successful work.

Complying with sustainability

The environmental management system, which has been certified according to ISO 14001 since 1999, ensures that BERU is aware of effects its work has on the environment, complies with all guidelines, and continuously works to improve environmental protection. By implementing its environmental protection scheme,



BERU at one
with the environment

the company has reduced the amount of waste it produces, optimised its usage of raw materials, improved waste sorting and recycling, and reduced its energy requirements and the number of harmful substances used. BERU made various investments for work on further improvements in the past business year, in order to replace materials such as chrome and nickel with less harmful substances in the production process. Sensitive production areas were converted so as to offer effective groundwater protection. The company also places great importance on reducing energy costs.

Suppliers and service providers also play a crucial role in the company's environmental work. That is why BERU requires such parties to comply fully with the "guidelines for employees of outside companies". The ambitious sustainability goals can only be achieved with the unwavering support of such companies and by maintaining a constant flow of information.

Environmental protection from day one

For BERU, active environmental protection not only means constantly improving products and production processes. The company also chooses the latest environmental technology when it comes to building work. When selecting the location of the new logistics centre, which is due to be opened in October 2003, a piece of land with decontaminated soil was chosen, preventing the need for a further ground area to be sealed. In this logistics centre, BERU also uses the method of treating the air via an underground duct. The amount of energy needed for electric lighting is dramatically reduced by the light-permeable façade.

Individual conscientiousness

Every single employee submits their own suggestions for improving environmental protection in the company. Many of these ideas are then implemented as improvements in all areas via the corporate suggestions system. With 1,258 (1,194) suggestions, over 60 more ideas were submitted than in 2001/02, an increase which once again demonstrates our employees' commitment to the environment and the company as a whole.

Knowledge is the key to commitment

Safety at work and environmental protection can only be successfully maintained if each level of the hierarchy accepts partial responsibility. BERU employees find out all of this in their very first days at BERU, when part of the initial briefing encourages employees to think proactively and obliges them to follow the jointly established regulations. Regular information bulletins keep employees up to date with all the problems concerning safety at work and environmental protection. This ensures everyone feels addressed in an emotionally appealing way and motivated to actively show their commitment in the field of environmental protection and beyond.



Dr Gerhard Wacker

Report by the Supervisory Board

The Supervisory Board also performed the duties incumbent upon it by law and the statutes of BERU AG in full during the 2002/03 business year. Working in close cooperation, the Executive Board was given comprehensive advice and its management was monitored.

The Supervisory Board and Executive Board held discussions on the business development of the Group and the individual business fields, as well as fundamental questions relating to business policy and other key, current individual topics at four regular meetings and two special meetings. In this context, the Executive Board supplied the Supervisory Board with detailed information on the basis of written documents and verbal explanation.

Where approval was required for actions by the Executive Board on the basis of provisions in law and in accordance with the statutes, the corresponding written draft proposals were examined by the Supervisory Board and decisions taken.

The main topics were primarily the strategic orientation of BERU AG, corporate planning, investment schemes, questions relating to production locations, project development in the field of automobile electronics and sensor technology, capital market issues and personnel-related topics, as well as acquisition plans and projects, the latter particularly within the framework of two special meetings.

The Chairman of the Supervisory Board was also in constant contact with the Chairman of the Executive Board and coordinated a number of special topics, ensuring that the Supervisory Board was also supplied with comprehensive information between the meetings.

The Supervisory Board specifically addressed the topic of corporate governance in terms of top management's duty to act in an exemplary manner according to the generally accepted principles of good company management. At two meetings, the Executive Board and the Supervisory Board analysed and looked at the recommendations and suggestions of the German Corporate Governance Code as a framework of actions.

At BERU, the fundamental principles and rules of good management are clearly laid down in the corporate guidelines and upheld by the actions of the Supervisory Board and Executive Board. The codes of procedure of the Supervisory Board and Executive Board were edited and adapted accordingly.

At the meeting of the Supervisory Board on 12 December 2002, the Supervisory Board and Executive Board adopted the declaration of compliance in accordance with § 161 AktG (Corporation Law). The "shall" recommendations of the Corporate Governance Code have been met, but presentation of the consolidated financial statements and the interim reports in accordance with internationally accepted accounting principles has still to follow. The Group is currently in the process of changing over to IFRS (formerly IAS). The declaration of compliance can be

An important issue for the Staff Committee and the Supervisory Board was filling the position of Chairman of the Executive Board. The Supervisory Board complied with the wishes of the former Chairman Mr Ulrich Ruetz to terminate his contract of employment prematurely and to give up his executive mandate as of 31 March 2003. In its meeting on 21 March 2003, the Supervisory Board paid tribute to the business accomplishments of Mr Ruetz in the services of BERU AG, and thanked him for his work and considerable services in the course of his 20-year career within the company. Mr Ruetz will be nominated as a member of the Supervisory Board at the next Annual General Meeting on 16 September 2003.

The new Chairman of the Executive Board is Mr Marco Freiherr von Maltzan. At the proposal of the Staff Committee, Mr von Maltzan was unanimously elected to the Executive Board as of 1 February 2003 and as Chairman as of 1 April 2003 in the meeting of the Supervisory Board on 12 December 2002.

In the Supervisory Board, Mr Anton Schneider gave up his mandate as of 30 April 2003. The Supervisory Board would like to express its gratitude for his contributions and involvement in the course of his membership of this body since 19 September 2001.

Bayerische Treuhandgesellschaft Aktiengesellschaft, Munich, appointed auditors of the annual financial statements at the last Annual General Meeting, audited the financial statements and the Group financial statement as at 31 March 2003, together with the Management Report and Group Management Report, submitted by the Executive Board, as well as the books and records, and applied its unqualified auditors' certificate. The auditors reported on the result of their audit at the meeting of the Supervisory Board, which approved the 2002/03 financial statements. The audit reports submitted were noted by the Supervisory Board.

Following the concluding result of the Supervisory Board's own audit, no objections were raised against the financial statements, the Management Report and the Group Management Report nor against the proposal by the Executive Board for the allocation of the retained earnings. At its meeting on 11 June 2003, the Supervisory Board agreed and consequently approved the annual financial statements and the Management Report drawn up by the Executive Board. The Supervisory Board is in agreement with the proposal on the distribution of the profits.

The Supervisory Board wishes to thank the members of the Executive Board, the employee representatives and all BERU employees for their successful efforts and hard work in the 2002/03 business year.

Ludwigsburg, 11 June 2003
The Supervisory Board

Dr Gerhard Wacker
Chairman

Corporate governance

Originally coined in the USA, the concept of "corporate governance" has been receiving more and more recognition in national and international financial circles since the 90s, and the term is now in widespread international use to refer to responsible corporate leadership and monitoring geared towards a long-term increase in value. Such codes are of particular importance to the Anglo-American world due to limited corporate regulations. In Germany, too, the growing importance of improving corporate transparency has led to countless initiatives being launched and regulation proposals being drafted. The law concerning corporate monitoring and transparency (KonTraG) came into effect on 1 May 1998, in order to strengthen the responsibility of supervisory boards and monitoring by general meetings, and to improve the quality of balance sheet audits. The findings of the government commission on corporate governance appointed in 2000 led to the German Corporate Governance Code which was published on 26 July 2002. The Code regulations partly encompass a representation of applicable corporation and accounting law. A further incorporation of the Corporation Law (AktG) with the Code is established in § 161 AktG which was recently added to the law governing transparency and publicity (TransPuG), according to which a declaration of compliance with the Corporate Governance Code must be submitted annually and made available to shareholders at all times. According to § 285 No. 16 HGB, the fact that the company has submitted this declaration and made it available to its shareholders must be disclosed in the appendix to the individual financial statements, and according to § 314 No. 8 HGB this must be stated in the appendix to the consolidated financial statements. BERU AG submitted its declaration of compliance on 31 December 2002, and this can be accessed at www.beru.com. It is also printed at the end of this section on p. 61.

Executive Board and Supervisory Board

The Executive Board and Supervisory Board of BERU AG welcome the production of the German Corporate Governance Code, and see its recommendations and suggestions as an important contribution towards making Germany a more transparent and attractive financial centre for foreign investors in particular, whilst also safeguarding and reinforcing shareholders' interests. Compliance with the stipulations is overseen by a corporate governance representative appointed by the Executive Board with the approval of the Supervisory Board. This representative reports to the Supervisory Board at least once a year.

The Executive Board of BERU AG is collectively responsible for managing the Group's business in line with uniform aims, plans and guidelines. In the process, the Board conscientiously observes the stipulations of Corporation Law, the AG's corporate articles, and the code of procedure for the Executive Board issued by the Supervisory Board. The Executive Board of BERU AG consists of three members who have sole responsibility for the units allocated to them, but are obliged to put the overall good of the company before unit-related interests at all times. The Chairman of the Executive Board coordinates the Executive Board's work.

The company's Supervisory Board consists of six members, four of whom are elected at the Annual General Meeting as stated in the Corporation Law, and two of whom are elected in line with the Industrial Constitution Law of 1952. The Supervisory Board oversees and advises the Executive Board. It fulfils this task as stipulated by law, by the corporate articles of BERU AG, and by the code of procedure for the Supervisory Board. The members of the Supervisory Board are obliged to uphold the good of the company when fulfilling their office, and are not bound by requests or instructions. Fundamental management decisions must be approved by the Supervisory Board.

The Executive Board and the Supervisory Board of BERU AG are convinced that open discussion both within the committees and between the Executive Board and Supervisory Board are prerequisites for good corporate management. To this end, they work closely together for the good of the company, ensure sufficient information is exchanged, and observe the rules of orderly corporate management. The Executive Board keeps the Supervisory Board informed about all matters concerning planning, business development, the risk situation, and risk management.

Audit Committee

At its meeting on 12 December 2002, the Supervisory Board decided to follow the recommendation of the Corporate Governance Code and appoint an audit committee, which will consist of three elected members of the Supervisory Board. The Audit Committee's main task is to prepare for discussions and resolutions made by the Supervisory Board in matters concerning the rendering of accounts, risk management, the necessary independence of the auditor, the awarding of the audit assignment to the auditor, the stipulation of priorities for the audit and the fee.

The Supervisory Board will appoint further committees if necessary. The tasks, powers and procedures of the committees are determined by the Supervisory Board.



BERU keeps its shareholders informed – report by the Executive Board at the 2002 AGM

Shareholders and the Annual General Meeting

Shareholders exercise their rights, including their voting rights, at the Annual General Meeting. Each share in BERU AG entitles the holder to one vote. There are no shares with multiple voting rights, rights of priority or maximum voting rights. The Annual General Meeting makes decisions concerning profit utilisation and releasing the Executive Board and Supervisory Board, and elects the shareholders' representatives and auditors. In addition, it reaches decisions on the corporate articles and alterations to these, and major business moves such as issuing new shares, convertible bonds or warrant bonds, and purchasing own shares.

The Corporate Governance Code recommends making it easier for shareholders to safeguard their rights and supporting them in appointing proxies. The Executive Board of BERU AG has appointed a proxy at past annual general meetings to exercise shareholders' voting rights as directed. This proxy could also be contacted during the Annual General Meeting.

The Executive Board will continue to appoint a proxy in future, in order to support the shareholders in safeguarding their rights and to enable them to exercise their voting rights by instructing a proxy if necessary. The proxy option is gaining in importance, as many banks and savings banks no longer offer to represent shareholders at annual general meetings for financial reasons.

Transparency

Up-to-date and open communication with shareholders and capital market operators is an important issue for BERU AG and a guarantee for high transparency. The company therefore regularly informs shareholders and third parties via intermediate reports and the consolidated financial statements. The dates of the most important, regular publications are summarised and published in a financial calendar. The company is required to keep all target Groups quickly and equally informed about new developments which occur within the company's area of operation and which are not public knowledge, if their effect on business could significantly influence the stock market price of the company's registered securities.

All the information published is available in German and English and is simultaneously published on BERU AG's website. All shareholders and interested parties can request a copy of material published by BERU AG and/or to be registered in the company's shareholder information forum. (See the BERU AG homepage for contact forms.)

Accounting

The Corporate Governance Code recommends producing consolidated financial statements and intermediate reports in accordance with internationally recognised accounting principles. For corporate reasons (assessing distribution, creditor protection), the financial statements are prepared according to national regulations (HGB), which also form the basis for taxation. On 23 July 2002, the European Parliament approved an EU regulation which requires all capital market-oriented companies to apply international accounting standards (IAS) as of 1 January 2005, hereinafter referred to using the new terminology as international financial reporting standards (IFRS). The Executive Board and the Supervisory Board of BERU AG welcome this move towards uniform accounting standards, as the conversion of the BERU AG consolidated financial statements mean they are more internationally comparable, making them a crucial source of information for international investors. Producing the balance sheet in accordance with IFRS requires extensive details concerning the past business years and a Group-wide conversion from German commercial law to international accounting standards in line with IFRS. This is currently being carried out. BERU AG is therefore not yet fulfilling the recommendations of the Corporate Governance Code this year. The consolidated financial statements for the 2003/04 business year (1 April 2003 to 31 March 2004) will be prepared in accordance with IFRS; the quarterly and intermediate reports will follow IFRS as of the 2004/05 business year.

Declaration of compliance by the Executive Board and Supervisory Board of BERU AG with the German Corporate Governance Code in accordance with § 161 AktG (Corporation Law)

According to §161 AktG, the Executive Board and Supervisory Board of a listed company are annually obliged to state that the company has complied and complies with the recommendations made by the Government Commission German Corporate Governance Code, or which of these recommendations are or were not observed. The first declaration to be made in 2002 may be restricted to a statement that the recommendations were observed or which recommendations were not observed. This declaration must be available to shareholders at all times.

The German Corporate Governance Code includes stipulations with different levels of obligation. It contains both passages of the applicable Corporation Law and recommendations – as denoted by the word "shall" – from which corporations may deviate. The corporations are, however, bound to disclose such deviations annually. In addition, the Code includes suggestions – as denoted by the word "should" – which can be deviated from without disclosure. The Executive Board and Supervisory Board of BERU AG have decided to also largely disclose deviations from the suggestions made by the Code which the corporation is not legally bound to publish.

The Executive Board and Supervisory Board of BERU AG welcome the recommendations made by the Corporate Governance Code and identify with the principles which aim to make corporate governance more transparent for investors, shareholders and clients, in order to promote and deepen trust in the corporation on a national and international level.

On 12 December 2002, the Executive Board and Supervisory Board of BERU AG submitted their first declaration of compliance with the recommendations of the Government Commission German Corporate Governance Code in accordance with §161 AktG. The declaration is as follows:

"BERU AG fully complies with the recommendations of the Government Commission German Corporate Governance Code with the exception of the figures listed below. Furthermore, the corporation also already largely complies with the additional suggestions made in the Code."

The corporation voluntarily agrees to allow its compliance with the principles to be supervised by an individual responsible for corporate governance, who will be named by the Executive Board in agreement with the Supervisory Board, and who will report to the Supervisory Board at least once a year.

Figure 4.2.4

According to figure 4.2.4, remuneration of the members of the Executive Board shall be recorded in the notes of the consolidated financial statement, subdivided according to fixed, performance-related and long-term incentive components. The figures for the remuneration of the members of the Executive Board should be listed individually in the notes.

Remuneration of the members of the Executive Board of BERU AG is classified according to fixed and variable, performance-related components. The decisive parameters for the variable remuneration represent long-term incentive components – development of the share price and of the Group's annual net profit, and the sum of the distributed dividends – and are listed. They form the basis for an assessment of whether the division into fixed and variable components is reasonable. These figures thus also serve to determine whether the remuneration structure will create the desired long-term incentive, i.e. a sustained increase in the corporate value of BERU AG. Of far greater importance to the shareholder is the comprehensible incentive effect on the Executive Board as a whole – which acts as a collegial body at BERU AG – than its effect on individuals. Furthermore, individual listings are often associated with an undesirable tendency to level out performance-related differences in remuneration.

Figure 7.1.1

Shareholders and third parties shall be informed during the financial year by means of interim reports. The consolidated financial statement and interim reports shall be prepared under observance of internationally recognised accounting principles.

BERU AG produces regular quarterly and half-yearly reports, and publishes these promptly. The corporation is currently converting from annual financial statements and interim reports which comply with national regulations (German Commercial Code) to observe IFRS international accounting principles (formerly IAS). The consilidated financial statements for the fiscal year 2003/04 (1 April 2003–31 March 2004) will be prepared in accordance with IFRS (IAS); the quarterly and half-yearly reports will observe IFRS (IAS) as of the 2004/05 business year.

Financial statements



Consolidated profit and loss account

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2002 to 31 March 2003

EUR thou.		2002/03	2001/02
Sales	(12)	303,107	303,062
Change in inventory of finished products and work in process		– 1,371	3,464
Other own work capitalised		2,906	1,550
Other operating income	(13)	22,978	15,337
		327,620	**323,413**
Material costs			
a) Cost of raw materials, supplies and purchased goods		– 94,615	– 101,799
b) Cost for purchased services		– 9,618	– 8,979
Personnel expenses	(14)		
a) Wages and salaries		– 77,048	– 73,205
b) Social security, pensions and other benefit costs		– 16,191	– 14,405
Depreciation on intangible assets and plant and equipment	(15)	– 22,194	– 22,443
Other operating expenses	(16)	– 50,894	– 46,950
Profit before investment earnings and financial result and taxes		**57,060**	**55,632**
Income from investments		–	68
Income from loans from financial assets		54	67
Income from associated companies		284	395
Other interest and similar income		4,343	4,720
Write-offs on security investments		– 2,900	– 159
Interest and similar expenses		– 1,278	– 1,334
Investment earnings and financial result	(17)	**503**	**3,757**
Income from ordinary activities		**57,563**	**59,389**
Taxes on income and earnings	(18)	– 17,806	– 16,382
Other taxes	(18)	– 532	– 630
Consolidated net income		**39,225**	**42,377**
Shares in profits/losses by other shareholders		798	442
Consolidated earnings		40,023	42,819
Profit carried forward from previous year		268	273
Transfer to other earnings reserves		– 19,327	– 21,824
Consolidated retained earnings		**20,964**	**21,268**

Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg as at 31 March 2003

Assets

EUR thou.		31.3.2003	31.3.2002
Fixed assets			
Intangible assets	(1)	13,256	16,399
Property, plant and equipment	(2)	82,962	72,417
Financial assets	(3)	4,495	3,978
		100,713	**92,794**
Current assets			
Inventories	(4)	43,715	44,848
Accounts receivable and other assets	(5)		
Trading accounts receivable		58,896	55,484
Accounts receivable from affiliated companies		3,526	3,734
Other assets		3,351	7,861
		65,773	**67,079**
Marketable securities	(6)	65,480	80,205
Liquid assets		52,256	27,027
		227,224	**219,159**
Deferred charges and prepaid expenses	(7)	**1,115**	**926**
		329,052	**312,879**

Equity and liabilities

EUR thou.		31.3.2003	31.3.2002
Shareholders' equity	(8)		
Subscribed capital		26,000	26,000
Capital surplus		73,147	73,147
Earnings reserves		121,330	94,656
Retained earnings		20,964	21,268
Other shareholders' equity		1,191	2,150
		242,632	**217,221**
Special items from investment subsidies	(9)	**2,092**	**2,299**
Provisions	(10)		
Provisions for pensions and similar obligations		12,166	11,236
Other provisions		29,336	33,975
		41,502	**45,211**
Liabilities	(11)		
Liabilities due to banks		20,064	22,897
Trade accounts payable		14,083	16,021
Notes		1,462	1,528
Accounts due to affiliated companies		685	364
Other liabilities		6,511	7,276
		42,805	**48,086**
Deferred expenses and accruals		**21**	**62**
		329,052	**312,879**

Profit and loss account

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2002 to 31 March 2003

EUR thou.		2002/03	2001/02
Sales	(12)	259,592	248,438
Change in inventory of finished products and work in process		– 1,798	2,612
Other own work capitalised		1,960	1,170
Other operating income	(13)	22,424	13,970
		282,178	**266,190**
Material costs			
a) Costs of raw materials, supplies and purchased goods		– 95,320	– 90,079
b) Costs for purchased services		– 8,762	– 8,309
Personnel expenses	(14)		
a) Wages and salaries		– 54,080	– 50,943
b) Social security, pensions and other benefit costs		– 11,371	– 10,067
Depreciation on intangible assets and plant and equipment	(15)	– 14,093	– 15,569
Other operating expenses	(16)	– 37,218	– 33,878
Profit before investment earnings and financial result and taxes		**61,334**	**57,345**
Income from investments		–	68
Income from loans from financial assets		218	134
Other interest and similar income		4,119	4,424
Write-offs on financial assets		– 498	–
Write-offs on security investments		– 2,900	– 159
Costs arising from acceptance of loss		– 4,159	– 3,458
Interest and similar expenses		– 1,058	– 1,179
Investment earnings and financial result	(17)	**– 4,278**	**– 170**
Income from ordinary activities		**57,056**	**57,175**
Taxes on income and earnings	(18)	– 15,577	– 14,938
Other taxes	(18)	– 88	– 248
Net income		**41,391**	**41,989**
Profit carried forward from previous year		268	273
Transfer to other earnings reserves		– 20,695	– 20,994
Retained earnings		**20,964**	**21,268**

Balance sheet

of BERU Aktiengesellschaft, Ludwigsburg as at 31 March 2003

Assets

EUR thou.		31.3.2003	31.3.2002
Fixed assets			
Intangible assets	(1)	5,032	6,495
Property, plant and equipment	(2)	52,056	41,536
Financial assets	(3)	45,390	41,631
		102,478	**89,662**
Current assets			
Inventories	(4)	21,661	24,103
Accounts receivables and other assets	(5)		
Trading accounts receivable		47,085	44,277
Accounts receivable from affiliated companies		17,067	15,184
Other assets		2,002	5,161
		66,154	**64,622**
Marketable securities	(6)	65,460	80,107
Liquid assets		40,576	19,057
		193,851	**187,889**
Deferred charges and prepaid expenses	(7)	**399**	**247**
		296,728	**277,798**

Equity and liabilities

EUR thou.		31.3.2003	31.3.2002
Shareholders' equity	(8)		
Subscribed capital		26,000	26,000
Capital surplus		73,147	73,147
Earnings reserves		111,422	80,727
Retained earnings		20,964	21,268
		231,533	**201,142**
Special items from investment subsidies	(9)	**580**	**798**
Provisions	(10)		
Provisions for pensions and similar obligations		11,754	10,734
Other provisions		25,504	30,892
		37,258	**41,626**
Liabilities	(11)		
Liabilities due to banks		13,162	15,801
Trade accounts payable		7,803	7,923
Accounts due to affiliated companies		3,720	5,902
Other liabilities		2,672	4,606
		27,357	**34,232**
		296,728	**277,798**

Common notes to the financial statements of BERU Aktiengesellschaft and the Group for the 2002/2003 business year

The notes to the annual and consolidated financial statements of BERU AG as at 31 March 2003 are combined below.

General comments

The annual and consolidated financial statements of BERU AG have been prepared in accordance with the requirements of the German Commercial Code (HGB) Companies and the German Companies' Act. The cost summary method was used in the preparation of the profit and loss account.

In compliance with the legal requirements, these notes contain essential disclosures and further comments on the items in the balance sheet and profit and loss account.

Consolidation scope

In accordance with § 313 Para. 2 and § 285 (11) of the German Commercial Code (HGB), a list of investment holdings as at 31 March 2003 is enclosed (Enclosure 1).

In addition to BERU AG, the consolidation covers ten other companies. Nine of these were included together with their audited financial statements for which an unqualified auditors' certificate was awarded. An unqualified auditors' certificate with a supplement is enclosed for one company.

We have also included one company, IMPCO-BERU Technologies B.V., Delfgauw/Netherlands, at equity in accordance with the book value method.

The following companies have been consolidated:

Domestic
BERU Electronics GmbH, Bretten
(with a plant in Tralee, County Kerry/Ireland)

Foreign
BERU S.A.S., La Ferté-Macé/France
B 80 S.r.l., Biassono/Italy
BERU S.A. de C.V., Civac-Jiutepec/Mexico
BERU Automotive Co. Ltd., Shihung-City/Korea
BERU Microelectrónica, S.A., Vitoria/Spain
REMIX Group Electronics Rt., Tiszakécske (formerly Budapest)/Hungary
BERU Korea Co. Ltd., Chungju-City/Korea
Zica Holdings Ltd., Diss/Great Britain (sub-Group)
BERU F1 Systems Ltd., Diss/Great Britain
IMPCO-BERU Technologies B.V., Delfgauw/Netherlands (at equity)

The headquarters of REMIX Group Electronics Rt. were moved from Budapest to Tiszakécske in the 2002/03 business year. At the same time, the company changed the business year to run from 1 April to 31 March. For this reason, there was a short business year running from 1 January 2002 to 31 March 2002, which has been taken into consideration in the consolidated financial statements. REMIX Group Electronics Rt., Tiszakécske, Hungary, is therefore listed in the consolidated financial statements for the period from 1 January 2002 to 31 March 2003.

A further share in Zica Holdings Ltd., Diss/Great Britain was acquired in the 2002/03 business year. This resulted in an increase from 70 % to 100 % in the share of BERU AG, Ludwigsburg, in shareholders' equity of Zica Holdings Ltd., Diss/Great Britain.

It was decided not to include the remaining companies within the consolidated financial statements because these companies are of no material relevance for the purpose of assessing the Group's position from the asset, financial and results aspects.

The business year of the consolidated companies predominantly corresponds to the Group business year.

Principles of consolidation

The capital consolidation was performed in accordance with the book value method by charging the book value of the shares belonging to the parent company against the proportional amount attributable to the equity in the subsidiary at the time of acquisition or initial consolidation.

The following differences on the assets side were derived from the capital consolidation and equity consolidation:

EUR thou.	Acquisition costs	31.3.2003	31.3.2002
BERU Electronics GmbH	7	1	1
BERU S.A.S.	761	76	152
B 80 S.r.l.	6,879	1,832	2,520
BERU S.A. de C.V.	2,069	1,241	1,448
BERU Microelectrónica S.A.	748	430	505
BERU Korea Co., Ltd.	1,316	1,020	1,151
REMIX Group Electronics Rt.	222	178	201
Zica Holdings Ltd.	2,738	1,668	2,081
Total capital consolidation	**14,740**	**6,446**	**8,059**
Equity consolidation	1,965	1,376	1,572

Hidden reserves and hidden charges did not have to be allocated. The differences are shown on the assets side as goodwill and written off over a period of ten years, affecting the current results, in compliance with § 309 Para. 1 (2) of the German Commercial Code (HGB).

The capital consolidation of BERU Automotive Co. Ltd. produced a difference on the debit side in the sum of EUR 88 thousand, which was adjusted for the retained earnings.

The capital consolidation of BERU S.A.S. likewise produced a difference on the debit side to the sum of EUR 547 thousand, which was likewise adjusted for the retained earnings. Sales, expenses, revenues and income as well as receivables and liabilities between the consolidated companies were offset against each other. Assets created internally within the Group were eliminated as part of the adjustment to the interim results. Interim results for accounts payable between consolidated companies did not have to be eliminated due to their marginal nature.

Accruals for deferred taxes on the credit side as well as deferred taxes were not applied to quasi-permanent differences in the results within the scope of the Group-wide valuation. Accruals for deferred taxes were carried out as part of the elimination of the interim results; no accruals were applied for the deferred taxes arising from further consolidation measures.

Currency conversion

In the individual statements, assets and liabilities in foreign currency are valued at the exchange rate on the date the accounts were prepared. Losses resulting from currency fluctuations have been accounted for through revaluations as at the balance sheet date.

All balance sheet items in the individual financial statements of the foreign companies have been included in the consolidated statements as at the Group balance sheet date. The items in the profit and loss account were converted using an average exchange rate valid for the respective period, the exchange rate differences resulting from the differing conversion of the balance sheet and profit and loss items were allocated to "other operating income" or "other operating expenses", affecting overall profits. Any differences arising from the currency conversion of shares in equity capital which are not attributable to the current annual result were entered as items not affecting profits by offsetting them against the consolidated earned surplus.

Accounting and valuation principles

The procedures used for the valuation within BERU AG´and the Group conformed with the current regulations for financial corporations. Valuation differences, in the AG and the Group, result solely from the valuation of inventories by the Lifo method used in the AG being eliminated in the preparation of the Group accounts. All other valuation options have been utilised in the same way in the Group as they were in the individual company accounts.

Acquired intangible assets have been entered at their acquisition costs and subject to scheduled depreciation over a period of three to ten years. Goodwill resulting from the individual company accounts is subject to scheduled depreciation over 15 years in accordance with the tax regulations. Goodwill resulting from initial consolidation is subject to depreciation over a period of ten years.

Tangible assets have been entered at their acquisition or production cost and, in the case of assets subject to obsolescence or wear, an amount deducted for scheduled digressive or straight-line depreciation. As planned, we switch from the digressive to the straight-line method of depreciation if the even distribution of the residual book value over the remaining useful life produces higher write-off amounts. The digressive depreciation for acquired or manufactured economic goods is limited to twice the linear depreciation rate and to a maximum of 20 % of the respective book value. For additions in the first half of the year, the annual depreciation is applied in full, for additions during the second half, at half the annual depreciation. Depreciation on buildings and real estate was calculated on the basis of a useful life of up to 50 years. The useful life of plant and machinery is between four and ten years, that of other equipment, factory and office equipment is between two and twenty years. Low-value items were completely written off immediately and shown in the analysis of fixed assets as retirements in the year of purchase.

Directly assignable interest rates on borrowings are not recognised as an asset.

Interests in affiliated companies and investments were basically valued at acquisition cost, if necessary after deduction of depreciation at the lower attributable value.

Security investments and other loans have been valued at the cost of acquisition or the lower attributable value.

Inventories have been valued at acquisition or production cost or the lower value as at the balance sheet date. In addition to direct costs, production costs include manufacturing and material overheads including depreciation, as well as an appropriate share of the administration costs. The lower cost principle and the principle of loss-free evaluation have been applied. The differences in valuation as a result of the Lifo valuation method used by the AG have been eliminated in the Group. Valuation in the Group is based on average purchase prices.

Recognisable individual risks in connection with trade receivables have been taken into consideration by means of value adjustments. A general allowance takes appropriate account of the general credit risk.

Marketable securities from current assets are valued on the basis of purchase costs or the lower stock exchange quotation.

All remaining assets are shown at their nominal values.

Subsidies received are listed as a liability item in the inflow year. This item is dissolved in accordance with the depreciation of the subsidised asset over the same period affecting the operating result.

Pension liabilities have been calculated based upon the actuarial principles of fractional values, using an interest rate of 6 %. The mortality tables ("Richttafeln 1998") of Dr Klaus Heubeck were used as a basis for actuarial calculation.

Tax accruals were set at the probable level of payable tax burden for the previous business year or for previous business years.

Other accruals take into account all recognisable risks and liabilities.

Liabilities have been fundamentally calculated at their payback value.

Notes to balance sheet items

Fixed assets

The development of the historical acquisition costs and accumulated depreciation of each asset item is shown in the analysis of fixed assets (Enclosures 2 and 3 to these notes).

(1) Intangible assets

	Group		AG	
EUR thou.	31.3.2003	31.3.2002	31.3.2003	31.3.2002
Industrial and similar rights	3,825	4,787	4,447	5,842
Goodwill	9,431	11,612	585	653
	13,256	**16,399**	**5,032**	**6,495**

The Group's intangible assets include goodwill accruing from the initial consolidation which has not been offset against the net assets. Goodwill is subject to scheduled depreciation over a period of ten years.

(2) Tangible assets

	Group		AG	
EUR thou.	31.3.2003	31.3.2002	31.3.2003	31.3.2002
Land and buildings including buildings on third-party land	37,490	33,063	20,845	17,616
Technical equipment and machinery	24,358	24,992	14,879	14,466
Other equipment, fixtures and fittings	13,310	12,005	8,935	7,728
Payments on account, plant and machinery under construction	7,804	2,357	7,397	1,726
	82,962	**72,417**	**52,056**	**41,536**

(3) Financial assets

	Group		AG	
EUR thou.	31.3.2003	31.3.2002	31.3.2003	31.3.2002
Shares in affiliated companies	582	582	36,974	34,418
Loans to affiliated companies	1,087	825	4,826	3,613
Shares in associated companies	2,227	1,942	–	–
Investments	500	500	3,539	3,539
Security investments	19	19	–	–
Other loans	80	110	51	61
	4,495	**3,978**	**45,390**	**41,631**

In the 2002/03 business year a further 30.0 % of the shares were acquired in Zica Holdings Ltd., Diss/Great Britain. On the basis of the results at that time, shares of the BERU AG in Zica Holdings Ltd. were adjusted last year by an unplanned depreciation of EUR 498 thousand.

(4) Inventories

EUR thou.	Group 31.3.2003	Group 31.3.2002	AG 31.3.2003	AG 31.3.2002
Raw materials and supplies	18,033	18,633	6,207	6,600
Work-in-process	9,746	11,716	6,203	7,774
Finished goods	15,838	14,419	9,251	9,729
Payments on account	98	80	–	–
	43,715	**44,848**	**21,661**	**24,103**
Differences in valuation as a result of the elimination of the AG's Lifo valuation method for the Group accounts	3,179	2,707		

(5) Accounts receivable and other assets

EUR thou.	Group 31.3.2003	Group 31.3.2002	AG 31.3.2003	AG 31.3.2002
Trading accounts receivable	58,896	55,484	47,085	44,277
Accounts receivable from affiliated companies	3,526	3,734	17,067	15,184
Other assets	3,351	7,861	2,002	5,161
	65,773	**67,079**	**66,154**	**64,622**

Of the other assets, the AG has EUR 0 thousand due more than one year and the Group EUR 13 thousand. The other assets of BERU AG also include an employer's pension liability insurance amounting to EUR 246 thousand, interest receivable amounting to EUR 488 thousand and tax demands amounting to EUR 434 thousand.

Accounts receivable from affiliated companies in the AG and the Group relate solely to trade accounts.

(6) Marketable securities

EUR thou.	Group 31.3.2003	Group 31.3.2002	AG 31.3.2003	AG 31.3.2002
Shares and investment shares	4,151	13,756	4,151	13,756
Own shares	1,742	–	1,742	–
Other securities	59,587	66,449	59,567	66,351
	65,480	**80,205**	**65,460**	**80,107**

In the year under review, depreciation of EUR 2,900 thousand was applied at the lower stock market price as at the balance sheet date. There were no write-ups.

Own shares developed as follows:

Date of acquisition	Quantity	Average purchase price EUR	Share of capital %	Share of equity capital EUR
Carried forward	–	–	–	–
11.12.2002	9,308	44.24	0.09308	24,200.80
20.12.2002	3,628	44.31	0.03628	9,432.80
9.1.2003	1,823	43.29	0.01823	4,739.80
31.1.2003	19,313	42.29	0.19313	50,213.80
14.3.2003	7,409	41.86	0.07409	19,263.40
	41,481	**42.87**	**0.41481**	**107,850.60**

For details of the authorisation granted by the Executive Board at the Annual General Meeting for the acquisition of own shares, please refer to the explanation point (8) development of subscribed capital.

(7) Prepaid expenses

	Group		AG	
EUR thou.	31.3.2003	31.3.2002	31.3.2003	31.3.2002
Other prepaid expenses	1,115	926	399	247

The Group "Other" item includes deferred taxes on the credit side in accordance with § 306 HGB to the sum of EUR 477 thousand.

(8) Development of subscribed capital

The subscribed capital (equity capital) of the AG remained unchanged at EUR 26,000,000.00 and comprises 10,000,000 shares without a par value.

In accordance with the decision of the Annual General Meeting on 18 September 2002, the company was authorised to acquire own shares which receive up to 10 % of the capital stock at that time. This authorisation is limited to 18 March 2004. In accordance with § 272 Para. 4 (1) of the German Commercial Code (HGB), a reserve was created for own shares amounting to the sum of own shares in the financial statements of BERU AG, Ludwigsburg. The reserve was created by reducing other earnings reserves.

BERU AG

EUR thou.	Subscribed capital	Capital reserves	Earnings reserves for own shares	Other earnings reserves	Retained earnings	AG equity capital
As at 1.4.2002	26,000	73,147	–	80,727	21,268	201,142
Resolutions of the AGM						
Distribution	–	–	–	–	– 11,000	– 11,000
Transfer of earnings reserves	–	–	–	10,000	– 10,000	–
Net earnings	–	–	–	–	41,391	41,391
Transfer to earnings reserves and other transfers	–	–	1,742	18,953	– 20,695	–
As at 31.3.2003	**26,000**	**73,147**	**1,742**	**109,680**	**20,964**	**231,533**

BERU Group

EUR thou.	Subscribed capital	Capital reserves	Earnings reserves for own shares	Other earnings reserves	Retained earnings	Shares held by other shareholders	Group equity capital
As at 1.4.2002	26,000	73,147	–	94,656	21,268	2,150	217,221
Resolutions of the AGM							
Distribution	–	–	–	–	– 11,000	–	– 11,000
Transfer of earnings reserves	–	–	–	10,000	– 10,000	–	–
Capital consolidation	–	–	–	–	–	165	165
Change in currency equalisation item	–	–	–	– 2,653	–	– 326	– 2,979
Net earnings	–	–	–	–	40,023	– 798	39,225
Transfer to earnings reserves and other transfers	–	–	1,742	17,585	– 19,327	–	–
As at 31.3.2003	**26,000**	**73,147**	**1,742**	**119,588**	**20,964**	**1,191**	**242,632**

BERU Group previous year

EUR thou.	Subscribed capital	Capital reserves	Earnings reserves for own shares	Other earnings reserves	Retained earnings	Shares held by other share-holders	Group equity capital
As at 1.4.2001	26,000	73,147	1,662	65,249	14,425	2,029	182,512
Resolutions of the AGM							
Distribution	–	–	–	–	– 9,152	–	– 9,152
Transfer of earnings reserves	–	–	–	5,000	– 5,000	–	–
Capital consolidation	–	–	–	547	–	492	1,039
Change in currency equalisation item	–	–	–	374	–	71	445
Net earnings	–	–	–	–	42,819	– 442	42,377
Transfer to earnings reserves and other transfers	–	–	– 1,662	23,486	– 21,824	–	–
As at 31.3.2002	**26,000**	**73,147**	**–**	**94,656**	**21,268**	**2,150**	**217,221**

(9) Special items from investment subsidies

	Group		AG	
EUR thou.	31.3.2003	31.3.2002	31.3.2003	31.3.2002
Special balance sheet items resulting from investment subsidies	2,092	2,299	580	798

The special balance sheet items resulting from investment subsidies in the AG include the subsidies for investments in the Neuhaus-Schierschnitz plant which were granted by the Free State of Thuringia within the scope of the common task (GA) "Improvement in the Regional Economic Infrastructure" as well as the European Fund for Regional Development (EFRE). The subsidies granted were shown in a separate debit item in compliance with § 265 Para. 5 (2) HGB. Their release will take place in parallel with the depreciation calculated on the subsidised fixed assets.

Subsidies to the Irish plant of BERU Electronics GmbH, Bretten and the Spanish subsidiary BERU Microelectrónica, S.A. are also shown in the Group. As an incentive to investment, the Irish government grants subsidies of between 35 % and 55 % of the acquisition costs for certain new fixed assets. In the event of the plant being closed down within the subsequent 11 years, a proportional amount of the subsidy must be repaid. This liability for repayment therefore decreases by 10 % annually. The Spanish government and the Basque regional government also grant subsidies as an incentive for investment in fixed assets under a number of programmes which frequently change. Subsidies received are shown on the debit side and released in accordance with the useful life of the subsidised asset.

(10) Provisions

EUR thou.	Group 31.3.2003	Group 31.3.2002	AG 31.3.2003	AG 31.3.2002
Provisions for pensions	12,166	11,236	11,754	10,734
Tax accruals	2,812	1,425	1,276	286
Other provisions and accrued liabilities	26,524	32,550	24,228	30,606
	41,502	**45,211**	**37,258**	**41,626**

Within the tax accruals of the Group, EUR 1,378 thousand are for foreign taxes on income. The Group tax accruals include deferred taxes to the sum of EUR 334 thousand.

The composition of the AG's other provisions and accrued liabilities is summarised below:

EUR thou.	31.3.2003	31.3.2002
Incidental personnel costs (including jubilees)	11,788	11,226
Warrantees	6,427	9,163
Anticipated losses arising from pending transactions	3,285	6,232
Structural improvement measures	–	650
Miscellaneous	2,728	3,335
	24,228	**30,606**

(11) Liabilities

The liabilities have the following residual terms (figures for 31 March 2002 in brackets):

EUR thou.	Group < 1 year	Group 1–5 years	Group > 5 years	AG < 1 year	AG 1–5 years	AG > 5 years
Liabilities to banks	8,322 (9,067)	9,846 (9,950)	1,896 (3,880)	2,321 (2,640)	8,945 (9,281)	1,896 (3,880)
Trade accounts payable	14,083 (16,021)	– (–)	– (–)	7,803 (7,923)	– (–)	– (–)
Notes payable	1,462 (1,528)	– (–)	– (–)	– (–)	– (–)	– (–)
Accounts payable to affiliated companies	685 (364)	– (–)	– (–)	3,720 (5,902)	– (–)	– (–)
Other liabilities	6,423 (7,098)	88 (123)	– (55)	2,672 (4,551)	– (–)	– (55)
	30,975 **(34,078)**	**9,934** **(10,073)**	**1,896** **(3,935)**	**16,516** **(21,016)**	**8,945** **(9,281)**	**1,896** **(3,880)**

Liabilities to banks are secured in the AG by liens on real estate for a nominal amount of EUR 9,203 thousand (prior year EUR 9,203 thousand).

Accounts payable to companies affiliated to the AG, at EUR 313 thousand (prior year EUR 1,719 thousand), include trade accounts payable.

Accounts payable to companies affiliated to the Group concern trade accounts exclusively.

Other liabilities include:

EUR thou.	Group 31.3.2003	Group 31.3.2002	AG 31.3.2003	AG 31.3.2002
Liabilities for taxes	969	1,315	243	832
Liabilities for social security	2,027	2,134	1,369	1,302

Contingent liabilities and other financial commitments

The main contingent liabilities and other financial commitments comprise the following:

EUR thou.	Group 31.3.2003	Group 31.3.2002	AG 31.3.2003	AG 31.3.2002
Bill commitments	909	572	774	74
Order commitments	10,180	3,901	8,241	2,372
Guarantees	265	–	170	–
Letter of responsibility	5,799	–	5,799	–
Other financial commitments	5,318	7,477	4,699	5,922

Claims from contingent liabilities were not effected in the current business year.

The other financial commitments relate to two skeleton agreements for cooperation in the storage, commissioning, processing and despatch of raw materials and work in process as well as BERU products, including minimum purchase commitments to one supplier. This item also includes contingent liabilities associated with the acquisition of a consolidated company, including a purchase option granted to minority shareholders.

In addition, the acceptance of a letter of responsibility in favour of a subsidiary of BERU AG is reported.

There are also rental and leasing contracts in force for copying and fax machines, motor vehicles and various warehouses, although, seen as a whole, these are only of secondary importance for the financial position of the AG.

The other financial commitments of the remaining companies included in the consolidated financial statements are primarily derived from rental and leasing contracts for office and production buildings as well as from leasing contracts for motor vehicles and office equipment.

BERU AG has contingencies with affiliated companies to the sum of EUR 5,969 thousand.

Notes on the profit and loss account

(12) Sales

EUR thou.	Group 2002/03	Group 2001/02	AG 2002/03	AG 2001/02
Analysis by geographically defined markets				
Germany	126,034	116,731	117,406	108,383
Other European countries	118,228	121,417	110,332	109,722
Other countries	58,845	64,914	31,854	30,333
	303,107	**303,062**	**259,592**	**248,438**
Analysis by areas of activity				
Diesel cold-start Systems	154,557	158,406	146,034	146,290
Ignition Technology	88,524	92,388	74,186	74,126
Electronics and Sensor Technology	60,026	52,268	39,372	28,022
	303,107	**303,062**	**259,592**	**248,438**

(13) Other operating income

EUR thou.	Group 2002/03	Group 2001/02	AG 2002/03	AG 2001/02
Accounting profits from disposal of fixed assets	156	191	142	95
Income from bad debts written off and from reversal of allowances	1,367	99	1,278	93
Income from reversal of accruals	5,028	5,775	4,929	5,717
Other items relating to prior years	37	–	37	–
Income from release of special reserves from investment subsidies	310	803	217	230
Regular operating income	1,769	1,669	2,254	1,523
Income from sale of IMPCO/ Stoneridge shares	3,886	4,594	3,886	4,594
Income from sale of own shares	–	1,151	–	1,151
Exchange rate gains	10,425	1,055	9,681	567
	22,978	**15,337**	**22,424**	**13,970**

(14) Personnel expenses

The number of personnel employed on average in the year in accordance with § 285 (7) HGB.

	Group 2002/03	Group 2001/02	AG 2002/03	AG 2001/02
Industrial employees	1,260	1,221	700	731
Salaried employees	826	781	480	450
	2,086	**2,002**	**1,180**	**1,181**

NB: The number of employees at each of the balance sheet dates, including employees in training, without converting part-time employees to full-time employees, was:

	Group		AG	
	2002/03	2001/02	**2002/03**	2001/02
Industrial employees	1,303	1,380	736	760
Salaried employees	862	876	509	485
	2,165	**2,256**	**1,245**	**1,245**

Provision for pensions and assistance/support comprise the following:

	Group		AG	
EUR thou.	**2002/03**	2001/02	**2002/03**	2001/02
Expenses	2,403	1,689	1,681	972

(15) Depreciation

Depreciation calculated on intangible assets and tangible assets includes:

	Group		AG	
EUR thou.	**2002/03**	2001/02	**2002/03**	2001/02
Depreciation on goodwill				
from the initial consolidation	2,121	1,349	–	–
from the equity valuation	197	197	–	–
in the individual financial statement	245	196	68	68
	2,563	**1,742**	**68**	**68**

Depreciation on goodwill from the initial consolidation includes an unplanned depreciation to the sum of EUR 664 thousand.

(16) Other operating expenses

	Group		AG	
EUR thou.	**2002/03**	2001/02	**2002/03**	2001/02
Operating expenses	19,629	17,762	12,272	11,623
Administrative expenses	9,536	9,734	6,615	6,624
Sales and distribution expenses	20,920	19,162	18,119	15,610
Accounting loss on disposal of assets	564	292	102	21
Prior period expenses	245	–	110	–
	50,894	**46,950**	**37,218**	**33,878**

(17) Investment earnings and financial result

Investment earnings

The investment earnings comprise the following:

	Group		AG	
EUR thou.	**2002/03**	2001/02	**2002/03**	2001/02
Income from associated companies	284	395	–	–
Income from investments	–	68	–	68
Losses arising from a profit and loss transfer agreement	–	–	– 4,159	– 3,458
	284	**463**	**– 4,159**	**– 3,390**

Financial result

The financial result comprises the following:

EUR thou.	Group 2002/03	Group 2001/02	AG 2002/03	AG 2001/02
Income from loans included in financial assets	54	67	218	134
(of which to affiliated companies)	(49)	(33)	(215)	(130)
Other interest and similar income	4,343	4,720	4,119	4,424
(of which from affiliated companies)	(–)	(–)	(–)	(22)
Write-offs of shares in affiliated companies	–	–	– 498	–
Write-offs of marketable securities	– 2,900	– 159	– 2,900	– 159
Interest and similar expenses	– 1,278	– 1,334	– 1,058	– 1,179
(of which to affiliated companies)	(– 2)	(– 2)	(– 195)	(– 205)
	219	**3,294**	**– 119**	**3,220**

(18) Tax expenses

Taxes on income and earnings

EUR thou.	Group 2002/03	Group 2001/02	AG 2002/03	AG 2001/02
Expenses				
Regular expenses	18,469	17,934	16,276	16,451
Relating to other periods	66	71	30	70
Income				
Relating to other periods	– 729	– 1,623	– 729	– 1.583
	17,806	**16,382**	**15,577**	**14,938**

Other taxes

EUR thou.	Group 2002/03	Group 2001/02	AG 2002/03	AG 2001/02
Expenses				
Regular expenses	667	576	170	194
Relating to other periods	– 135	54	– 82	54
	532	**630**	**88**	**248**

Result of tax-related measures

EUR thou.	AG 2002/03	AG 2001/02
Reduced depreciation due to tax-related special depreciation in previous years	703	468
Reduced depreciation due to tax-related special depreciation pursuant to § 6b Income Tax Act in previous years	115	115
	818	**583**
Increase in tax burden for the AG and the Group	319	233

(19) Cash flow statements

Cash flow statement of BERU Aktiengesellschaft acc. to DRS 2

EUR thou.	2002/03	2001/02
Net income	41,391	41,989
Depreciation on intangible fixed assets and tangible assets	14,591	15,569
Increase in accruals	– 4,368	– 8,868
Other expenses/income not affecting cash flow	2,681	8
Profit arising from disposal of intangible fixed assets and tangible assets	– 40	– 3,965
Profit arising from disposal of marketable securities	– 3,886	– 1,854
Decrease (prior year increase) in inventories, trade receivables as well as other assets not allocated to investment or financing activities	758	– 8,936
Decrease (prior year increase) in trade receivables as well as other liabilities not allocated to investment or financing activities	– 4,236	2,816
Cash flow from current business activity	**46,891**	**36,759**
Deposits arising from the disposal of fixed assets	519	180
Payments for investments in fixed assets	– 23,127	– 10,308
Payments for investments in intangible assets	– 502	– 567
Deposits arising from investment subsidies granted	–	375
Deposits arising from disposal of financial assets	109	8,381
Payments for investments in financial assets	– 4,366	– 6,073
Payments arising from financial assets within the framework of the temporary financial management	11,165	5,049
Deposits arising from financial assets within the framework of the temporary financial management	– 1,852	– 1,591
Cash flow from investment activity	**– 18,054**	**– 4,554**
Payments for dividends	– 11,000	– 9,152
Deposits arising from taking up finance credit	5,500	3,363
Payments arising from finance credit amortisation payments	– 8,139	– 1,369
Cash flow arising from investment activity	**– 13,639**	**– 7,158**
Changes in funds affecting cash flow	15,198	25,047
Changes in funds not affecting cash flow	– 463	– 67
Total funds at the beginning of the period	85,408	60,428
Total funds at the end of the period	**100,143**	**85,408**

Additional information:

Composition of the funds:		
Liquid assets	40,576	19,057
Fixed interest securities	59,567	66,351
	100,143	**85,408**
Payments for interests	1,126	1,154
Payments for taxes on income	12,590	16,474

Cash flow statement of the Group acc. to DRS 2

EUR thou.	2002/03	2001/02
Net income	39,225	42,377
Depreciation on intangible fixed assets and tangible assets	22,194	22,443
Decrease in accruals	– 3,161	– 3,916
Other expenses/income not affecting cash flow	2,039	– 4,787
Result arising from disposal of intangible fixed assets and tangible assets	408	– 3,790
Profit arising from the disposal of marketable securities	– 3,886	– 1,854
Increase in inventories, trade receivables as well as other assets not allocated to investment or financing activities	– 850	– 10,218
Decrease in liabilities arising from trade receivables as well as other liabilities not allocated to investment or financing activities	– 1,108	– 3,046
Cash flow from current business activity	**54,861**	**37,209**
Deposits arising from disposal of fixed assets	423	1,610
Payments for investments in fixed assets	– 30,304	– 16,996
Payments for investments in intangible assets	– 861	– 803
Deposits arising from investment subsidies granted	103	453
Deposits arising from the disposal of financial assets	128	8,347
Payments for investments in financial assets	– 364	– 622
Payments for the acquisition of consolidated companies	– 343	– 3,601
Deposits arising from financial assets within the framework of the temporary financial management	11,238	5,964
Payments arising from financial assets within the framework of the temporary financial management	– 1,852	– 1,591
Cash flow from investment activity	**– 21,832**	**– 7,239**
Payments for dividends	– 11,000	– 9,152
Deposits arising from taking up finance credit	6,459	7,492
Payments arising from finance credit amortisation payments	– 8,515	– 2,217
Cash flow from financing activity	**– 13,056**	**– 3,877**
Changes in funds affecting cash flow	19,973	26,093
Changes in funds not affecting cash flow	– 463	10
Changes in funds resulting from consolidated companies	– 1,065	135
Total funds at the beginning of the period	93,378	67,140
Total funds at the end of the period	**111,823**	**93,378**

Additional information on the cash flow account:

Composition of the financial funds:		
Liquid assets	52,256	27,027
Fixed interest securities owned by BERU AG	59,567	66,351
	111,823	**93,378**
Payments for interests	1,333	1,289
Payments for taxes on income	16,132	17,703
Transfer of the financial resource fund to the balance sheet:		
Fixed interest securities owned by BERU AG	59,567	66,351
Shares and other marketable securities	5,913	13,854
Marketable securities in the consolidated balance sheet	**65,480**	**80,205**
Information on the acquisition of consolidated companies:		
Total purchase prices	343	3,675
Funds acquired	–	– 74
	343	**3,601**

(20) Segment reporting

By distribution channel

Group 2002/03 (figures as at 31 March 2002 in parentheses):

EUR thou.	Original equipment	After-market	General industry	Trans./ cons.	Total
Sales revenues	187,276	92,946	22,885	–	303,107
	(186,465)	(92,611)	(23,986)	(–)	(303,062)
EBIT	28,194	22,848	– 2,986	9,004	57,060
	(32,721)	(18,832)	(– 3,054)	(7,133)	(55,632)
Assets	112,569	66,629	19,801	130,053	329,052
	(105,157)	(66,154)	(20,727)	(120,841)	(312,879)
Liabilities	36,071	19,360	6,161	24,828	86,420
	(38,035)	(21,683)	(7,278)	(28,662)	(95,658)
Investments	18,910	8,822	3,443	872	32,037
	(9,595)	(5,434)	(2,770)	(622)	(18,421)
Depreciation	11,320	6,748	1,808	2,318	22,194
	(11,828)	(7,317)	(1,753)	(1,545)	(22,443)

The definition of segments by distribution channels reflects the structure used for the internal organisation and reporting. There are no sales between the segments. The segment details are based on the rules on the submission of accounts and basic principles of accounting and valuation as set out in these notes. The segment result is defined as the earnings before interest and tax (EBIT). The segment assets correspond to the assets excluding goodwill arising from the consolidation, financial assets, liquid assets and marketable securities. The segment liabilities do not include tax accruals, other provisions which cannot be assigned to a specific segment and liabilities to banks. Assets and liabilities used on a joint basis are divided between the segments within a company on the basis of the share of sales for the individual distribution channels.

The transfers and consolidations relate to:

EUR thou.	**2002/03**	2001/02
EBIT		
Total segment results	48,056	48,499
Income from the reversal of accruals	2,537	2,933
Income from the disposal of investments and marketable securities	3,886	5,745
Result of special currency transactions	4,899	–
Depreciation on goodwill arising from the consolidation	– 2,318	– 1,545
Group earnings before interest and tax	**57,060**	**55,632**
Assets		
Total segment assets	198,999	192,038
Marketable securities	4,495	80,205
Financial assets	65,480	3,978
Liquid assets	52,256	27,027
Goodwill arising from the consolidation	7,822	9,631
Group assets	**329,052**	**312,879**
Liabilities		
Total segment liabilities	61,592	66,996
Tax accruals	2,812	1,425
Other provisions	1,952	4,340
Liabilities to banks	20,064	22,897
Group liabilities	**86,420**	**95,658**
Investments		
Total segment investments	31,165	17,799
Additions for financial assets	364	622
Additions for goodwill arising from consolidation	508	–
Additions to Group tangible assets	**32,037**	**18,421**
Depreciation		
Total segment depreciation	19,876	20,898
Depreciation on goodwill arising from the consolidation	2,318	1,545
Depreciation on Group tangible assets	**22,194**	**22,443**

Regional analysis by distribution channel

EUR thou.	Germany	Other European countries	North America	Asia	Other countries	Total
Sales						
2002/03						
OEM	81,254	64,514	16,535	24,471	502	187,276
Aftermarket	31,292	47,059	9,168	2,685	2,742	92,946
General industry	13,488	6,655	1,138	1,553	51	22,885
Total	**126,034**	**118,228**	**26,841**	**28,709**	**3,295**	**303,107**
2001/02						
OEM	71,253	69,470	20,965	23,801	976	186,465
Aftermarket	32,868	44,943	9,502	2,462	2,836	92,611
General industry	12,610	7,004	1,181	2,758	433	23,986
Total	**116,731**	**121,417**	**31,648**	**29,021**	**4,245**	**303,062**
Assets						
2002/03						
OEM	96,839	6,858	1,121	7,751	–	112,569
Aftermarket	42,414	21,265	2,560	390	–	66,629
General industry	6,226	13,113	–	462	–	19,801
Total	**145,479**	**41,236**	**3,681**	**8,603**	**–**	**198,999**
2001/02						
OEM	89,025	5,803	2,789	7,540	–	105,157
Aftermarket	41,230	21,356	3,219	349	–	66,154
General industry	5,590	14,365	–	772	–	20,727
Total	**135,845**	**41,524**	**6,008**	**8,661**	**–**	**192,038**
Investments						
2002/03						
OEM	17,377	417	26	1,090	–	18,910
Aftermarket	7,466	1,225	59	72	–	8,822
General industry	1,102	2,245	–	86	–	3,433
Total	**25,945**	**3,887**	**85**	**1,248**	**–**	**31,165**
2001/02						
OEM	8,305	418	201	671	–	9,595
Aftermarket	3,516	1,649	232	37	–	5,434
General industry	526	2,153	–	91	–	2,770
Total	**12,347**	**4,220**	**433**	**799**	**–**	**17,799**

(21) Executive bodies of BERU AG

Supervisory Board

Dr Gerhard Wacker, Stuttgart
Corporate consultant, Chairman
- Chairman of the Supervisory Board of:
  Müller Weingarten AG, Weingarten

Wolfram Ruprecht Birkel, Buxtehude
Business owner, Vice-President
- Chairman of the Supervisory Board of:
  atways AG, Hamburg

Marina Cee, Besigheim
Office employee (employee representative)

Bernd Immekamp, Ludwigsburg
Industrial employee (employee representative)

Anton Schneider, Cologne (until 30 April 2003)
Business consultant
- Chairman of the Supervisory Board of:
  Honsel GmbH & Co. KG, Meschede
- Member of the Supervisory Board of:
  Andritz AG, Graz (Austria)
- Chairman of the Shareholders' Steering Committee of:
  MEC Holding GmbH, Kriftel

Winfried Witte, Stuttgart
Chairman of the Board of Management of Bosch Rexroth AG, Lohr
- Chairman of the Supervisory Board of:
  Bosch Rexroth Corp., Hoffmann Estates, IL, USA

BERU shares owned by the Supervisory Board as at 31.03.2003: 999,940
(of which owned by Mr Wolfram Birkel: 999,430)

Executive Board
Marco Freiherr von Maltzan, Munich
Certified engineer, Chairman (since 1 April 2003)

Ulrich Ruetz, Ludwigsburg
Certified engineer, Chairman (until 31 March 2003)
- Member of the Supervisory Board of:
  Grote & Hartmann GmbH, Wuppertal
  Schefenacker AG, Esslingen
  Progress-Werk Oberkirch AG, Oberkirch
  Wüstenrot & Württembergische AG, Stuttgart
- Chairman of the Advisory Board of:
  Weber-Hydraulik GmbH, Güglingen
- Member of the Administrative Board of:
  Kreissparkasse Ludwigsburg, Ludwigsburg

Bernhard Herzig, Oberstenfeld
Certified engineer

Dr rer. nat. Rainer Podeswa, Beilstein

BERU shares owned by the Executive Board as at 31 March 2003: 0

The remuneration packages of former members of the Managing Board amounted to a total of EUR 319 thousand. As at 31 March 2003 pension accruals for this group of people, together with their surviving dependants, totalled EUR 3,210 thousand.

Remuneration for the members of the Executive Board amounted to EUR 2,425 thousand (of which EUR 1,692 thousand are result-based).

The members of the Supervisory Board received a total of EUR 172 thousand in remuneration.

The declaration stipulated in accordance with § 161 of the German Companies Act has been submitted and can be accessed permanently (www.beru.com).

(22) Other Information

Mrs Brita Meier-Birkel, Uitikon/Zurich, Switzerland informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 she was entitled to 7.85 % of the voting rights in our company which are accorded to her in accordance with § 22 Para. 1 (1) WpHG.

Meier-Birkel GmbH & Co. KG, Stuttgart, Germany informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 7.85 % of the voting rights in our company.

Mrs Ingelore Ruprecht, Ludwigsburg, Germany informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 she is entitled to 5.12 % of the voting rights in our company.

Mr Wolfram R. Birkel, Buxtehude, Germany informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 he is entitled to 10.03 % of the voting rights in our company.

Carlyle Europe Partners L. P. Guernsey, Channel Islands informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

Carlyle Group Industriebeteiligungs GmbH, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

CEP B01 Beteiligungs GmbH, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

CEP B02 Holdings GmbH & Co. KG, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company which are granted to it in accordance with § 22 Para. 1 (1) WpHG.

CEP B02 Industriebeteiligungs GmbH & Co. KG, Munich, Germany, informed us in accordance with § 41 Para. 2 (1) WpHG that on 1 April 2002 it is entitled to 34.56 % of the voting rights in our company.

(23) Proposal for the utilisation of retained earnings

The Executive Board proposes to the Annual General Meeting that the retained earnings of BERU AG of EUR 20,963,654.58 up to March 2003 be utilised as follows:

Transfer of a partial amount of EUR 9,500,000.00 to other earnings reserves.

Payment of a dividend of EUR 1.10 per non-par value share on the dividend-bearing capital stock and

on the partial amount applied to own shares in the possession of the company on the day of the Annual General Meeting as well as the residual amount to be carried forward to the new account.

Ludwigsburg, 16 May 2003

The Executive Board

Marco Freiherr von Maltzan | Bernhard Herzig | Dr Rainer Podeswa

Auditors' certificate

We have audited the annual financial statements, together with the bookkeeping system, of BERU Aktiengesellschaft, Ludwigsburg as well as the consolidated financial statements and its report on the position of the Company and the Group prepared by the Company for the business year from 1 April 2002 to 31 March 2003. The preparation of these documents in accordance with German commercial law (and supplementary provisions in the articles of incorporation/partnership agreement) are the responsibility of the company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, as well as on the consolidated financial statements and the report on the position of the Company and the Group based on our audit.

We conducted our audit of the annual and consolidated financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [in Deutschland] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual and the consolidated financial statements in accordance with [german] principles of proper accounting and in the report on the position of the Company and the Group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual and consolidated financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual and the consolidated financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Company and the Group respectively, in accordance with [German] principles of proper accounting. On the whole the report on the position of the Company and the Group provides a suitable understanding of the Company's and the Group's position and suitably presents the risks of future development.

Munich, 21 May 2003
Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Dirscherl
Certified Auditor

Dr Grottel
Certified Auditor

Publication or reproduction of the company and/or consolidated financial statements and/or company management report and/or Group management report in a form which differs from the confirmed version (including translation into other languages) shall require a prior, new report from ourselves insofar as reference is made in this respect to our auditors' certificate or our audit; we refer in particular to § 328 of the German Commercial Code (HGB).

Enclosure 1

List of investment holdings

as per § 313 Para. 2 HGB

	Equity capital as at 31.3.2003			Percent	Net result		
	Local currency		EUR thou.[1]	%	Local currency		EUR thou.[1]
Shares in affiliated companies							
Companies included in the consolidated financial statements							
Domestic							
BERU Electronics GmbH, Bretten[2]			11,170	100			–
Foreign							
BERU S.A.S., La Ferté-Macé/France			5,768	100			78
B 80 S.r.l., Biassono/Italy			5,949	100			390
BERU Automotive Co. Ltd., Shihung-City/Korea	T KRW	4,957,317	3,626	100	T KRW	829,183	607
BERU S.A. de C.V., Jiutepec, Estado de Morelos/Mexico[3]	T MXN	39,257	3,367	100	T MXN	6,246	536
BERU Microelectrónica, S.A., Vitoria/Spain (Simesa)			5,059	100			937
BERU Korea Co. Ltd., Chungju-City/Korea	T KRW	5,027,573	3,694	51	T KRW	– 103,629	– 76
Zica Holdings Ltd., Diss/Great Britain[4, 12]	T GBP	34	49	100	T GBP	– 761	– 1,103
BERU F1 Systems Ltd., Diss/Great Britain[4, 11]	T GBP	– 711	– 1,031	100	T GBP	– 631	– 915
REMIX Group Electronics Rt., Tiszakécske/Hungary[5]	T HUF	– 607,089	– 2,460	75.1	T HUF	– 296,966	– 1,203
Companies not included in the consolidated financial statements							
Domestic							
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg			36	100			1
BERU-Eichenauer GmbH, Hatzenbühl			319	50			123
Foreign							
BERU Corporation, Vienna, Virginia/USA[6]	T USD	247	227	100	T USD	15	14
BERU Corporation, Tokyo/Japan[6]	T YPN	28,466	221	100	T YPN	571	4
BERU Italia S.r.l., Cassina de Pecchi/Italy[6, 7]			72	100			45
BERU Diesel Start Systems Pvt. Ltd., Poona/India[6]	T INR	34,783	706	49	T INR	12,901	262
BERU S.p.r.l., Brussels/Belgium[6, 7]			4	100			–
Simesa Brasil Ltda., São Paulo/Brazil[3, 8]	T BRL	– 108	– 30	100	T BRL	– 2	– 1
Shares in associated companies and participations							
Companies in the Group valued as per the equity method							
Foreign							
IMPCO-BERU Technologies B.V., Delfgauw/Netherlands[9, 10]	T NLG		4,530	49	T NLG		580
Other participations							
Domestic							
TecCom GmbH, Munich[3]			11,822	1.7			– 5,510

[1] Conversion at the official conversion rates or middle rates as at 31 March 2003
[2] Profit transfer agreement with BERU AG
[3] Equity capital and net result as at 31 December 2002 respectively
[4] Equity capital and net result as at 31 July 2002 respectively
[5] A capital increase of EUR 2,708 thou. was agreed in the business year 2002/03 at the REMIX Group Electronics Rt. meeting which has not yet been entered in the company register
[6] Equity capital and net result as at 31 March 2002 respectively
[7] For corporate law reasons in the respective countries, BERU Electronics GmbH owns minority holdings of 10 % (BERU Italia) and 1 % (BERU S.p.r.l.)
[8] The shares are held by BERU Microelectrónica, Vitoria/Spain
[9] Equity capital and net result as at 30 April 2002 respectively
[10] The remaining shares are held by IMPCO Technologies, Inc.
[11] The shares are held by Zica Holdings Ltd.
[12] [illegible]

Development of fixed assets of the Group

of BERU Aktiengesellschaft, Ludwigsburg for the period 1 April 2002 to 31 March 2003

	Acquisition and manufacturing costs				
EUR thou.	Carried forward from 1.4.2002	Change in market rate	Additions	Write-ups	Transfer
Intangible assets					
Industrial and similar rights	13,621	–	861	–	[illegible]
Goodwill	19,157	– 187	508	–	–
	32,778	**– 187**	**1,369**	**–**	[illegible]
Tangible assets					
Land and buildings	53,148	– 471	6,140	–	25[illegible]
Technical equipment and machinery	118,515	– 859	9,288	–	1,310
Other equipment, fixtures and fittings	45,691	– 556	7,164	–	654
Advance payments and plant and machinery under construction	2,357	– 37	7,712	–	– 2,21[illegible]
	219,711	**– 1,923**	**30,304**	**–**	**–**
Financial assets					
Shares in affiliated companies	972	–	–	–	–
Loans to affiliated companies	825	–	362	–	–
Shares in associated companies	1,942	–	–	284	–
Participations	500	–	–	–	–
Security investments	19	–	–	–	–
Other loans	110	– 3	2	–	–
	4,368	**– 3**	**364**	**284**	**–**
	256,857	**– 2,113**	**32,037**	**284**	**–**

Enclosure 2

		Depreciation						Book value	
Disposals	**Status on 31.3.2003**	Carried forward from 1.4.2002	Change in market rate	Depreciation during the year	Transfer	Disposals	**Status on 31.3.2003**	31.3.2002	**31.3.2003**
14	14,468	8,834	–	1,814	–	5	10,643	4,787	3,825
–	19,478	7,545	– 61	2,563	–	–	10,047	11,612	9,431
14	**33,946**	**16,379**	**– 61**	**4,377**	**–**	**5**	**20,690**	**16,399**	**13,256**
265	58,807	20,085	– 69	1,358	–	57	21,317	33,063	37,490
2,661	125,593	93,523	– 376	10,466	38	2,416	101,235	24,992	24,358
1,941	51,012	33,686	– 356	5,993	– 38	1,583	37,702	12,005	13,310
9	7,804	–	–	–	–	–	–	2,357	7,804
4,876	**243,216**	**147,294**	**– 801**	**17,817**	**–**	**4,056**	**160,254**	**72,417**	**82,962**
–	972	390	–	–	–	–	390	582	582
99	1,088	–	–	–	–	–	–	825	1,088
–	2,226	–	–	–	–	–	–	1,942	2,226
–	500	–	–	–	–	–	–	500	500
–	19	–	–	–	–	–	–	19	19
29	80	–	–	–	–	–	–	110	80
128	**4,885**	**390**	**–**	**–**	**–**	**–**	**390**	**3,978**	**4,495**
5,018	**282,047**	**164,063**	**– 862**	**22,194**	**–**	**4,061**	**181,334**	**92,794**	**100,713**

Enclosure 3

Development of fixed assets of the AG

of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April 2002 to 31 March 2003

EUR thou.	Acquisition and manufacturing costs Carried forward from 1.4.2002	Additions	Transfers	Disposals
Intangible assets				
Industrial and similar rights	14,508	502	–	–
Goodwill	1,022	–	–	–
	15,530	**502**	**–**	**–**
Tangible assets				
Land and buildings	35,721	4,119	98	265
Technical equipment and machinery	92,323	7,076	676	2,228
Other equipment, fixtures and fittings	36,012	4,879	608	1,255
Advance payments and plant and machinery under construction	1,726	7,053	– 1,382	–
	165,782	**23,127**	**–**	**3,748**
Financial assets				
Shares in affiliated companies	34,721	3,054	–	–
Loans to affiliated companies	3,613	1,312	–	99
Participations	3,539	–	–	–
Other loans	61	–	–	10
	41,934	**4,366**	**–**	**109**
	223,246	**27,995**	**–**	**3,857**

Enclosure 3

	Depreciation				Book value	
Status on 31.3.2003	Carried forward from 1.4.2002	Depreciation during the year	Disposals	Status on 31.3.2003	31.03.2002	31.3.2003
15,010	8,666	1,897	–	10,563	5,842	4,447
1,022	369	68	–	437	653	585
16,032	**9,035**	**1,965**	**–**	**11,000**	**6,495**	**5,032**
39,673	18,105	780	57	18,828	17,616	20,845
97,847	77,857	7,243	2,132	82,968	14,466	14,879
40,244	28,284	4,105	1,080	31,309	7,728	8,935
7,397	–	–	–	–	1,726	7,397
185,161	**124,246**	**12,128**	**3,269**	**133,105**	**41,536**	**52,056**
37,775	303	498	–	801	34,418	36,974
4,826	–	–	–	–	3,613	4,826
3,539	–	–	–	–	3,539	3,539
51	–	–	–	–	61	51
46,191	**303**	**498**	**–**	**801**	**41,631**	**45,390**
247,384	**133,584**	**14,591**	**3,269**	**144,906**	**89,662**	**102,478**

BERU worldwide

Production plants

- **Germany**[1]
  BERU AG
  Ludwigsburg

  BERU Electronics GmbH
  Bretten
  100 %
- **France**[1]
  BERU S.A.S.
  La Ferté-Macé
  100 %
- **Great Britain**[1]
  BERU F1 Systems Ltd.
  Zica Holdings Ltd.
  Diss
  100 %
- **Ireland**[1]
  BERU Electronics GmbH
  Tralee
  production plant
  100 %
- **Italy**[1]
  B 80 S.r.l.
  Biassono
  100 %
- **Korea**[1]
  BERU Automotive Co. Ltd.
  Shihung-City
  100 %
- **Mexico**[1]
  BERU S.A. de C.V.
  Civac-Jiutepec
  100 %
- **Spain**[1]
  BERU Microelectrónica S.A.
  Vitoria
  100 %

[1] Including sales

References from our current customer list

Agco (Fendt), Alfa Romeo, Altronic, Aprilia, Ashok Leyland, Audi, Autopal, Avia, AVL, Bajaj, BMW, Bombardier Rotax, Bosch-Junkers, Buderus, C. Bertone, Caterpillar, Citroën, Conti Teves, Cosworth, Cummins, DaimlerChrysler, Daedong, DAF, Delp
Detroit Diesel, Deutz, Ducati, Eberspächer, Eberspächer Nordic,

Joint Ventures

- **Germany**
  BERU-Eichenauer GmbH
  Kandel
  50 %
- **Hungary**
  REMIX Group Electronics Rt.
  Tiszakécske
  75,1 %
- **India**
  BERU Diesel Start
  Systems Pvt. Ltd.
  Poona
  49 %
- **Korea**
  BERU Korea Co. Ltd.
  Chungju-City
  51 %
- **Netherlands**
  IMPCO-BERU
  Technologies B.V.
  Rijswijk
  49 %

Distribution

- **France**
  BERU S.A.S. sales office
  Paris-Saint Germain
  100 %
- **Italy**
  BERU Italia S.r.l.
  Cassina de' Pecchi
  100 %
- **Japan**
  BERU Japan Corporation
  Tokyo
  100 %
- **Singapore**
  BERU AG
  Far East Asia Representative Office
  Singapore
- **USA**
  BERU Corporation
  Novi, Michigan
  100 %

Mann & Hummel, Maserati, MG Rover, Mikuni, MTU, Nedcar, Nissan, Opel, Perkins, Peugeot, Piaggio, Porsche, R.V.I., Renault,
Saab, Scania, Saurer, Seat, Siemens, Skoda, Somfy, SsangYong, Steyr-Daimler-Puch, Steyr Motorentechnik, Telco,

Addresses in Germany and abroad

Germany
BERU Aktiengesellschaft
Mörikestraße 155
D-71636 Ludwigsburg
Phone: +49-71 41-132 0
Fax: +49-71 41-132 350

BERU Aktiengesellschaft
Werk Muggendorf
Am Bahnhof 3
D-91346 Wiesenttal
Phone: +49-91 96-100
Fax: +49-91 96-596

BERU Aktiengesellschaft
Werk Neuhaus
Industriestraße 16
D-96524 Neuhaus-Schierschnitz
Phone: +49-3 67 64-790 0
Fax: +49-3 67 64-790 54

BERU Electronics GmbH
Gewerbestraße 40
D-75015 Bretten
Phone: +49-72 52-970 0
Fax: +49-72 52-970 350

BERU-Eichenauer GmbH
Jahnstraße 1
D-76870 Kandel
Phone: +49-72 75-707 0
Fax: +49-72 75-707 101

France
BERU S.A.S.
Route d'Argentan
F-61600 La Ferté-Macé
Phone: +33-2 33-30 24 24
Fax: +33-2 33-30 12 96
e-mail: sandrine.demore@beru.com

BERU S.A.S.
Parc Pereire
91, rue Pereire
F-78105 Saint Germain en Laye Cedex
Phone: +33-1 39-21 92 22
Fax: +33-1 39-21 10 77
e-mail: catherine.baillon@beru.com

Great Britain
BERU F1 Systems Ltd.
Zica Holding Ltd.
Technical Centre, Owen Road
Diss, IP22 3ER, GB-Norfolk
Phone: +44-1379-646 200
Fax: +44-1379-646 900

Hungary
REMIX Group Electronics Rt.
Kossuth L. u. 77
H-6060 Tiszakécske
Phone: +36-76 54 11 00
Fax: +36-76 54 11 12
e-mail: remix.info@beru.com

India
BERU Diesel Start Systems Pvt. Ltd.
46/2/1 B, Kaka Halwai Ind. Estate
Poona Satara Road
Poona 411 009 (India)
Phone: +91-20-422 63 00/63 02
Fax: +91-20-422 63 97
e-mail: glowplug@vsnl.com

Ireland
BERU Electronics GmbH
Branch Ireland
Monavalley Ind. Estate, Tralee
County Kerry, Ireland
Phone: +3 53-66-712 51 11
Fax: +3 53-66-712 58 83
e-mail: catherine.mcmahon@beru.de

Italy
B 80 S.r.l.
Via dei Tigli, 21
I-20046 Biassono (MI)
Phone: +39-0 39-24 80 11
Fax: +39-0 39-24 80 123
e-mail: bbiadir@tin.it

BERU Italia S.r.l.
Centro Direzionale Lombardo
Via Roma, 108
I-20060 Cassina de' Pecchi (MI)
Phone: +392-95 13 90 00
Fax: +392-95 13 90 39
e-mail: beru.italia@tin.it

Japan
BERU Japan Corporation
(8F) 1-10-18 Honcho
Kichijyoji, Musashino-shi
Tokyo 180
Phone: +81-4 22-20 85 40
Fax: +81-4 22-20 85 41
e-mail: berujp.mm@mx5.ttcn.ne.jp

Korea
BERU Automotive Co. Ltd.
3Ra-718, 1375 Jungwang-Dong
Shihung-City, Kyunggi-Do 429-450
Phone: +82-31-498 84 00

BERU Korea Co. Ltd.
248-69, Samchong-Ri Judok-Eup
Chungju-City
Choongchongbuk-Do 380-882
Phone: +82-43-852 99 46
Fax: +82-43-852 99 50
e-mail: webmaster@berukorea.co.kr

Mexico
BERU, S.A. de C.V.
Calle 9 Este No. 410
Civac-Jiutepec, Morelos
Mexico, C.P. 62500
Phone: +52-777-320 02 28
Fax: +52-777-321 15 93
e-mail: alberto.chavez@beru.com.mx

Netherlands
IMPCO-BERU Technologies B.V.
Industrieterrein De Ruyven
Distributieweg 9
NL-2645 EG Delfgauw
Phone: +31-15-274 25 50
Fax: +31-15-274 25 69
e-mail: impco@impco.nl

Singapore
BERU AG Singapore
Far East Asia Rep. Office
04-69 German Center
25 International Business Park
609916 Singapore
Phone: +65-65 62 90 27
Fax: +65-65 62 90 26
e-mail: lim_michael@beru.com.sg

Spain
BERU Microelectrónica S.A.
C/ Uritiasolo, 14
Pol. Ind. de Uritiasolo
E-01006 Vitoria
Phone: +34-945-148 040
Fax: +34-945-148 070
e-mail: yiniguez@berumic.com

USA
BERU Corporation
1614 Mulford Street
Evanston, IL 60202
Phone: +1-847-570 94 04
Fax: +1-847-570 94 05
e-mail: svberu@attbi.com

BERU Corporation
39555 Orchard Hill Place, Suite 140
Novi, Michigan 48375-5374

The BERU Group at a glance

Profit and loss account

in EUR million	1998/99	1999/00	2000/01	2001/02	2002/03
Sales revenues	217.9	248.0	276.5	303.1	303.1
Changes in inventories	– 0.8	3.7	0.3	3.5	– 1.4
Cost of materials	– 70.5	– 79.4	– 92.6	– 110.8	– 104.2
Personnel expenses	– 63.5	– 70.8	– 81.8	– 87.6	– 93.2
Depreciation on intangible fixed assets and tangible assets	– 14.5	– 15.5	– 20.2	– 22.4	– 22.2
Other operating expenses	– 39.3	– 41.1	– 43.5	– 47.0	– 50.9
Profit/loss before investment and financial results and taxes	42.9	56.5	53.4	55.6	57.1
Income from ordinary activities	43.4	59.9	57.8	59.4	57.6
Taxes on income[1]	– 23.9	– 28.6	– 24.3	– 16.4	– 17.8
Consolidated net income	19.1	31.0	33.2	42.4	39.2
Consolidated retained earnings	10.0	14.7	14.4	21.3	21.0

[1] Excl. other taxes

Balance sheet

in EUR million	1998/99	1999/00	2000/01	2001/02	2002/03
Assets					
Fixed assets	69.2	86.7	104.2	92.8	100.7
Current assets	153.6	161.5	172.4	219.2	227.2
Equities and liabilities					
Shareholders' equity	130.6	157.0	182.5	217.2	242.6
Accruals	62.4	59.4	53.5	45.2	41.5
Liabilities	29.1	30.1	39.5	48.1	42.8

Other figures

	1998/99	1999/00	2000/01	2001/02	2002/03
Payout in EUR million	5.1	9.7	9.2	11.0	11.0
Dividend per share in EUR	0.51	0.70[1]	0.92	1.10	1.10
Investments in tangible assets in EUR million	16.4	20.2	33.0	17.0	30.3
Cash earnings per DVFA in EUR million	31.6	42.1	50.9[2]	55.7[2]	61.4[2]
Number of employees as at 31.3.2003	1,543	1,909	2,095	2,256	2,165

[1] Excl. EUR 0.26 one-off bonus
[2] Cash earnings as per DVFA/SG

Business mission

As the global leader in the field of Diesel cold-start technology, BERU concentrates on high-growth technologies in the automotive sector. The company has been combining tradition with innovation since 1912. As part of the company strategy "Formula BERU = Diesel + Electronics", BERU matches its largely electromechanical products with advanced electronics to create innovative system solutions. Examples include the ISS diesel instant-start system and the PTC heating system. The company's management objective is to increase and sustain the long-term value of the company for shareholders.

Despite a marked weakness on the automotive markets, BERU managed to exceed the EUR 300 million sales level again in the 2002/03 business year (1 April 2002–31 March 2003). With EUR 303.1 (303.1) million, sales revenue was up by EUR 0.05 million on the previous year. Disproportionately high growth in the Electronics and Sensor Technology unit was primarily responsible for this result.

Financial Dates 2003/04

Balance sheet press conference on the 2002/03 financial year	25 June 2003
DVFA analysts' conference 2002/03	26 June 2003
Report on the 1st quarter 2003/04	14 August 2003
2003 Annual General Meeting	16 September 2003
Interim report on the 1st half-year 2003/04	13 November 2003
Report on the 3rd quarter 2003/04	12 February 2004
Preliminary report on the 2003/04 financial year	27 May 2004
Balance sheet press conference on the 2003/04 financial year	07 July 2004
DVFA analysts' conference 2003/04	08 July 2004
Report on the 1st quarter 2004/05	19 August 2004
2004 Annual General Meeting	14 September 2004
Interim report on the 1st half-year 2004/05	18 November 2004

BERU Aktiengesellschaft
Corporate Communications/Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: +49-71 41-132 246
Fax: +49-71 41-132 586
e-mail: stephan.haas@beru.de

Layout/design, visualisation and setting:
3st kommunikation, Mainz

Photography:
Inge Miczka, 3st kommunikation
Stefan Wildhirt, Offenbach (Management Board photos)

Printing:
Universitätsdruckerei H. Schmidt, Mainz

Binding:
Thalhofer, Schönaich
"ethabind" jacket, patented